Exhibit 99.1

CONTENTS

2	Corporate Information

5	Safe Harbor Statement

6	Key Highlights

8	Business Review and Outlook

11	Management Discussion and Analysis

14	Corporate Governance

19	Other Information

38	Independent Auditor’s Report

40	Unaudited Condensed Consolidated Statement of Profit or Loss

41	Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

42	Unaudited Condensed Consolidated Statement of Financial Position

44	Unaudited Condensed Consolidated Statement of Changes in Equity

46	Unaudited Condensed Consolidated Statement of Cash Flows

47	Notes to the Unaudited Condensed Consolidated Interim Financial Statements

66	Definitions

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Dr. Tony Xu Han (韓旭) (Chairman of the Board and CEO)
Dr. Yan Li (李岩)

NON-EXECUTIVE DIRECTORS

Mr. Ichijo Futakawa
(appointed with effect from April 21, 2026)
Mr. Kazuhiro Doi
(resigned with effect from March 31, 2026)
Mr. Jean-François Salles

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. Huiping Yan
Mr. David Zhang (張彤) Dr. Tony Fan-cheong Chan

AUDIT COMMITTEE

Ms. Huiping Yan (Chairperson)
Mr. David Zhang (張彤) Dr. Tony Fan-cheong Chan

COMPENSATION COMMITTEE

Mr. David Zhang (張彤) (Chairperson)
Dr. Tony Xu Han (韓旭)
Ms. Huiping Yan
Dr. Tony Fan-cheong Chan

NOMINATION COMMITTEE

Mr. David Zhang (張彤) (Chairperson)
Dr. Tony Xu Han (韓旭)
Ms. Huiping Yan
Dr. Tony Fan-cheong Chan

CORPORATE GOVERNANCE COMMITTEE

Mr. David Zhang (張彤) (Chairperson)
Ms. Huiping Yan
Dr. Tony Fan-cheong Chan

JOINT COMPANY SECRETARIES

Ms. Liang Wang (王亮)
Ms. Anne Yu (余安妮)

AUTHORIZED REPRESENTATIVES

Dr. Tony Xu Han (韓旭)
Ms. Anne Yu (余安妮)

HEADQUARTERS AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

21st Floor, Tower A
Guanzhou Life Science Innovation Center No. 51 Luoxuan Road
Guangzhou International Biotech Island Guangzhou
Guangdong Province PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

40th Floor, Dah Sing Financial Centre No. 248 Queen’s Road East
Wanchai Hong Kong

REGISTERED OFFICE

P.O. Box 472
Harbour Place, 2nd Floor, North Wing 103 South Church Street
George Town
Grand Cayman KY1-1106 Cayman Islands

AUDITOR

KPMG
Certified Public Accountants Public Interest Entity Auditor
registered in accordance with the Accounting and Financial Reporting Council Ordinance
8th Floor, Prince’s Building 10 Chater Road
Central Hong Kong

LEGAL ADVISORS

As to Hong Kong and United States laws
Cooley HK
35/F, Two Exchange Square 8 Connaught Place
Central Hong Kong

As to Cayman Islands laws
Travers Thorp Alberga
3605 Tower Two, Lippo Centre 89 Queensway
Admiralty Hong Kong

COMPLIANCE ADVISOR

Rainbow Capital (HK) Limited Office No. 710, 7/F, Wing On House 71 Des Voeux Road Central
Central Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai
Hong Kong

PRINCIPAL SHARE REGISTRAR

International Corporation Services Ltd.
P.O. Box 472
Harbour Place, 2nd Floor, North Wing 103 South Church Street
George Town
Grand Cayman KY1-1106 Cayman Islands

PRINCIPAL BANKS

China Merchants Bank
China Merchants Bank Building No. 5 Huashui Road
Tianhe District Guangzhou Guangdong Province PRC

UBS AG, Singapore
9 Penang Road
238459
Singapore

Goldman Sachs Bank USA New York Branch
200 West Street
New York
NY 10282
United States

STOCK CODE

0800. HK

NASDAQ STOCK TICKER

WRD

COMPANY’S WEBSITE

www.weride.ai

SAFE HARBOR STATEMENT

This interim report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC and announcements on the website of the Stock Exchange. All information provided in this interim report is as of the date of this interim report, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

KEY HIGHLIGHTS

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

●	Total revenue for the Reporting Period reached RMB345.9 million, an increase of 73.3% year over year (“YoY”).
●	Overseas revenue increased by 154.4% YoY.
●	Gross profit was RMB126.5 million; gross margin improved to 36.6% from 30.6% in the same period of 2025.
●	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) was negative RMB667.0 million, narrowing by 6.5% YoY.

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

●	As of July 31, 2026, the Group’s global L4 fleet comprised approximately 3,400 vehicles, including more than 1,800 robotaxis.
●	The Group is rapidly replicating its asset-light robotaxi business model in additional overseas markets.
●	In Spain, the Group and Uber announced plans to launch Spain’s first commercial robotaxi pilot in the Region of Madrid, marking our fourth joint deployment globally and our first entry into the European market.
●	In Switzerland, the Group is working with Uber to advance the deployment of robotaxi services in the Greater Zurich Region, marking our fifth joint deployment globally and second in Europe.
●	In Denmark, the strategic partnership with GreenMobility (Nasdaq Copenhagen: GREENM) marked the Group’s sixth European market and first in the Nordic region.
●	In Singapore, the Group commenced public operations in Punggol district in partnership with Grab.
●	In the Middle East, building on our achievement of fully driverless robotaxi operations in Abu Dhabi and Dubai, our overall robotaxi service area covers more than 70% of the core urban area in the city. As of July 31, 2026, our robotaxi fleet in the Middle East was approximately 400 vehicles.
●	The Group continued to enhance the scale and efficiency of its robotaxi operations in the Chinese market.
●	In 2Q2026, average daily rides per vehicle increased by 24% quarter over quarter (“QoQ”) to over 21 rides, with peak daily completed rides per vehicle reaching 28; quarterly domestic ride-hailing revenue increased by approximately 140% QoQ.
●	In Guangzhou, the fully driverless robotaxi service area tripled compared with the end of 2025, covering Huangpu, Tianhe and Haizhu districts with commercial operations available 24/7.
●	In 2Q2026, registered users of WeRide robotaxi service saw QoQ growth of 35%.
●	The Group achieved significant progress in other autonomous driving businesses.
●	The Group’s robobus service in Zurich became the first in Europe to operate without a front-seat safety operator, with its service in Leuven, Belgium, expected to follow in 3Q2026. The Group also partnered with Renault Group for the third consecutive year to provide robobus shuttle services during the Roland Garros French Open. In addition, it operates robobus mobility services in Japan, Saudi Arabia, Singapore and the UAE.
●	As of the date of this interim report, our autonomous driving businesses have expanded to more than 60 cities across 13 countries.

●	The Group’s L2++/L3 solutions entered a phase of rapid growth.
●	In 2Q2026, total deliveries of WRD 3.0, our one-stage, end-to-end L2++/L3 solution, were approximately 30,000 units. To date, the Group has secured L2++ production design wins for over 30 vehicle models. WRD 3.0 has also begun on-road testing and localization validation in France, Germany, Japan and other overseas markets.
●	The Group further strengthened its technology foundation through WeRide GENESIS and WeRide WITT.
●	WeRide GENESIS compresses millions of kilometers of road testing into days and reduces data collection and annotation costs by over 75%. It received two international technology awards in June 2026.
●	WeRide WITT, the Group’s physical AI cognitive foundation model, derives fundamental principles governing the physical world from operational data. It reduces token costs by up to 98%, processes up to 10,000 minutes of vehicle-operation video per day on a single GPU and delivers up to 200 times greater data-processing efficiency on comparable workloads.
●	In June 2026, the Group announced the joint development of robotaxis specifically designed for right-hand-drive markets with Geely Farizon and Kwoon Chung Bus Holdings Limited. The deployment of commercial right-hand-drive robotaxi services will begin in Singapore and Hong Kong, paving the way for broader adoption of autonomous mobility solutions across right-hand-drive markets worldwide.

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW

1.Overall Performance

The Group delivered strong results in the Reporting Period, with total revenue reaching RMB345.9 million, an increase of 73.3% from RMB199.6 million in the same period of 2025. During the Reporting Period, overseas revenue increased by 154.4% YoY, continuing its rapid growth trajectory and underscoring the progressive rollout of the Group’s proven asset-light overseas expansion model.

Gross profit for the Reporting Period was RMB126.5 million, with gross margin improving to 36.6% from the same period of 2025, mainly attributable to the increasing contribution from higher-margin L2++/L3 solutions, as well as overseas L4 business.

EBITDA for the Reporting Period was negative RMB667.0 million, narrowing by 6.5% from negative RMB713.3 million for the same period of 2025.

2.L4 Robotaxi

Robotaxi is the Group’s flagship product and the central driver of our commercialization strategy. As of July 31, 2026, the Group’s global L4 fleet comprised approximately 3,400 vehicles, including more than 1,800 robotaxis.

Overseas operations

In Spain, the Group and Uber announced plans to launch Spain’s first commercial robotaxi pilot in the Region of Madrid, marking our fourth joint deployment globally and our first entry into the European market together. The service is expected to begin operations later this year. In Switzerland, following its receipt of the first driverless robotaxi permit from FEDRO in November 2025, the Group is working with Uber to advance the deployment of robotaxi services in the Greater Zurich Region, marking our fifth joint deployment globally and second in Europe. Prior to this project, the Group had launched robotaxi services in Zurich in collaboration with Swiss Federal Railways (Schweizerische Bundesbahnen, “SBB”), Swiss Transit Lab and ioki, a well-known European provider of on-demand mobility services. In Denmark, the Group entered its sixth European market and expanded into the Nordic region for the first time through a strategic partnership with GreenMobility. In addition, the Group launched Slovakia’s first autonomous driving program in March 2026 in partnership with ELEVATE Slovakia.

In the Middle East, building on fully driverless robotaxi operations in Abu Dhabi and Dubai — including Dubai’s first fully driverless, fare-charging service launched in April 2026 with Uber and Dubai’s Roads and Transport Authority — the Group’s overall approved service area now covers more than 70% of the core urban area in the city. As of July 31, 2026, our robotaxi fleet in the Middle East comprised approximately 400 vehicles.

In Singapore, the Group commenced public operations in Singapore’s Punggol district in partnership with Grab, marking an important milestone in the Group’s Southeast Asia expansion.

China operations

During the Reporting Period, fleet utilization and per-vehicle unit economics continued to improve. In 2Q2026, average daily rides per vehicle increased by 24% QoQ to over 21 rides, with peak daily completed rides per vehicle reaching 28. In 2Q2026, registered users of WeRide robotaxi service saw QoQ growth of 35%, with quarterly ride-hailing revenue increasing by approximately 140% QoQ. Building on its core operational hubs in Beijing and Guangzhou, the Group continuously expanded the service area of its fully driverless robotaxi services. In Guangzhou, the service area tripled compared with the end of 2025 and now spans the Huangpu, Tianhe and Haizhu districts with 24/7 commercial operations. These complex operating environments further validate the safety and operational stability of the Group’s autonomous driving system.

3.Other L4 Business

The Group continued to accelerate its global robobus rollout. In Zurich, its robobus began operating without a front-seat safety operator, marking the first deployment of its kind in Europe. The Group’s commercial robobus service in Leuven, Belgium, is planned to operate without a front-seat safety operator in 3Q2026. The Group also partnered with Renault Group for the third consecutive year to provide robobus shuttle services during the Roland Garros French Open. In addition, the Group operates robobus mobility services in Japan, Saudi Arabia, Singapore, and the UAE.

As of the date of this interim report, our autonomous driving businesses have expanded to more than 60 cities across 13 countries.

4.L2++/L3 Business

The Group’s one-stage, end-to-end L2++/L3 solution, WRD 3.0, entered a phase of rapid growth. In 2Q2026, total deliveries of WRD 3.0 were approximately 30,000 units. To date, the Group has secured L2++ production design wins for over 30 vehicle models. In April 2026, GAC Aion officially launched the Aion N60, its first mass-produced passenger vehicle jointly developed with the Group. The model also marked the Group’s first mass-production deployment of its one-stage, end-to-end technology on the Qualcomm Snapdragon platform. In the same month, WRD 3.0 became the first and only six-time consecutive champion of the China Urban Intelligent Driving Competition. WRD 3.0 has also begun on-road testing and localization validation in France, Germany, Japan and other overseas markets.

5.Technology Development

During the Reporting Period, the Group further strengthened its technology foundation. WeRide GENESIS, the Group’s proprietary world model, creates a closed loop from perceiving to understanding the physical world, enabling systems to train, validate and iterate in large-scale, high-fidelity virtual environments, compressing millions of kilometers of road testing into days while reducing data collection and annotation costs by more than 75%. In June 2026, WeRide GENESIS received the Simulation Innovation Award at the 2026 Automotive Testing Technology International Awards and the Overall Gen-AI Solution of the Year at the 2026 AI Breakthrough Awards.

In July 2026, the Group introduced WeRide WITT, its physical AI cognitive foundation model, which continuously extracts fundamental principles governing the physical world from vast volumes of operational data. Compared with general-purpose AI models that often rely on hundreds of billions of parameters, WeRide WITT reduces token costs by up to 98%, processes up to 10,000 minutes of vehicle-operation video per day on a single GPU, and delivers up to 200 times greater data-processing efficiency on comparable workloads.

In June 2026, we announced the joint development of robotaxis specifically designed for right-hand-drive markets, as part of a strategic partnership with Geely Farizon and Kwoon Chung Bus Holdings Limited. The deployment of commercial right-hand-drive robotaxi services will begin in Singapore and Hong Kong, bringing transformative autonomous mobility solutions to right-hand-drive markets worldwide.

OUTLOOK

Looking ahead, the Group will continue to pursue a dual strategy featuring asset-light, high-margin overseas expansion and self-operated domestic growth. Overseas, the Group will expand into new markets to capture powerful compound scaling effects, with marginal costs declining and deployment efficiency improving as its geographic footprint expands. In China, it will increase fleet density and operational capacity while further developing its end-to-end local commercial ecosystem. Drawing on proven operational experience in China and overseas, the Group is developing a standardized global L4 operating system built around robotaxis to scale and roll out our validated commercial model worldwide. From a technology perspective, the Group’s continuously evolving full-stack data toolchain strengthens its physical AI infrastructure, accelerates algorithm iteration and reinforces its technological moat, further enhancing driving safety, system performance and adaptability across diverse operating scenarios.

1.Global Robotaxi scale-up

Across our prioritized core overseas markets with mature operations, we have established a comprehensive end-to-end commercial operating model, delivered consistent profitability at the individual city level, and maintained steady operational expansion. Building on this proven operational framework, we are advancing our commercial rollout across multiple European markets. We expect to launch Spain’s first commercial robotaxi service in Madrid by the end of 2026, expand autonomous mobility services across the Greater Zurich Area through our second collaborative deployment with Uber in Europe, and partner with GreenMobility to launch public autonomous transportation services in Denmark in 1H2027. Our proven overseas operating model generates compounding economies of scale, whereby marginal costs decline incrementally with each new market entry and enable rapid, cost-effective business replication across geographies. In China, we plan to expand our footprint into additional major cities, prioritizing key first-tier metropolitan areas, while continuing to refine our local commercial operating model and broaden the coverage of our domestic L4 operations.

2.Replicable asset-light overseas model

The Group’s asset-light overseas expansion model is highly replicable, enabling rapid deployment at scale across multiple cities. Having established end-to-end commercial ecosystems in multiple international markets, the Group will continue to deepen its presence in key cities worldwide while further refining a standardized operating model for L4 urban mobility services.

3.L2++/L3 ramp-up and margin contribution

Built on the same technology platform as the Group’s L4 solutions, its one-stage, end-to-end L2++/L3 solution has entered a phase of rapid commercial growth. As the business scales, fixed investments can be leveraged more efficiently, creating the potential for meaningful incremental contributions to the Group’s overall profitability. The Group will continue to expand its OEM partnerships and advance the localization validation of WRD 3.0 in international markets, bringing its proven intelligent driving solutions to a broader range of customers worldwide.

MANAGEMENT DISCUSSION AND ANALYSIS

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

Revenue

Total revenue increased by 73.3% to RMB345.9 million (US$51.0 million) for the six months ended June 30, 2026, compared with RMB199.6 million for the six months ended June 30, 2025. The increase was primarily driven by the continued expansion of our L4 business, led by robotaxi and robobus, as well as the rapid growth of our L2++/L3 business.

Cost of revenue

Cost of revenue was RMB219.4 million (US$32.3 million) for the six months ended June 30, 2026, compared with RMB138.6 million for the six months ended June 30, 2025. The increase was primarily attributable to, and generally in line with, revenue growth in our L4 and AI infrastructure businesses1.

Gross profit and gross margin

Gross profit was RMB126.5 million (US$18.6 million) for the six months ended June 30, 2026, compared with RMB61.1 million for the six months ended June 30, 2025. Gross margin increased to 36.6% for the six months ended June 30, 2026, compared with 30.6% for the six months ended June 30, 2025. The gross margin expansion was mainly driven by increased revenue contribution from our higher-margin L2++/L3 business and overseas L4 business.

Operating expenses

Operating expenses were RMB1,001.6 million (US$147.6 million) for the six months ended June 30, 2026, compared with RMB951.4 million for the six months ended June 30, 2025.

●	R&D expenses were RMB797.7 million (US$117.6 million) for the six months ended June 30, 2026, compared with RMB644.6 million for the six months ended June 30, 2025. The increase was primarily due to higher personnel and outsourcing labor costs, depreciation and amortization expenses and cloud service fees.
●	Administrative expenses were RMB152.1 million (US$22.4 million) for the six months ended June 30, 2026, compared with RMB278.9 million for the six months ended June 30, 2025. The decrease was primarily due to lower share-based compensation expenses and reduced professional services fees related to our global offering and legal and compliance matters.
●	Selling expenses were RMB51.9 million (US$7.6 million) for the six months ended June 30, 2026, compared with RMB27.8 million for the six months ended June 30, 2025. The increase was primarily due to higher personnel costs and increased marketing and advertising expenses.

1AI infrastructure business mainly represents intelligent data services.

Loss for the period

Loss for the period was RMB789.8 million (US$116.4 million) for the six months ended June 30, 2026, compared with RMB791.5 million for the six months ended June 30, 2025.

Non-IFRS adjusted loss for the period was RMB664.6 million (US$98.0 million) for the six months ended June 30, 2026, compared with RMB595.1 million for the six months ended June 30, 2025. Non-IFRS adjusted loss for the period is defined as loss for the period excluding share-based compensation expenses and fair value changes of financial assets at fair value through profit and loss (“FVTPL”), as set out below:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Loss for the period	(791,517)	(789,750)
Add:
Share-based compensation expenses	219,522	119,210
Fair value changes of financial assets at FVTPL	(23,154)	5,909
Adjusted loss for the period	(595,149)	(664,631)

EBITDA

EBITDA was negative RMB667.0 million (US$98.3 million) for the six months ended June 30, 2026, narrowing by 6.5% compared with negative RMB713.3 million for the six months ended June 30, 2025. EBITDA is defined as loss for the period excluding income tax, finance costs, depreciation and amortization expenses, as set out below:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Loss for the period	(791,517)	(789,750)
Add: Income tax	1,877	(141)
Finance costs	3,292	5,089
Depreciation and amortization expenses	73,027	117,813
EBITDA	(713,321)	(666,989)

Basic and diluted loss per share/ADS

Basic and diluted loss per ordinary share for the six months ended June 30, 2026 was RMB0.79 (US$0.12), compared with RMB0.87 for the six months ended June 30, 2025. Basic and diluted loss per ADS for the six months ended June 30, 2026 was RMB2.37 (US$0.36), compared with RMB2.61 for the six months ended June 30, 2025.

Balance sheet

As of June 30, 2026, the Group held RMB5,374.8 million (US$792.2 million) in cash and cash equivalents and time deposits, RMB2.3 million (US$0.3 million) in investments in wealth management products recorded as current financial assets at FVTPL, and RMB21.4 million (US$3.2 million) in restricted cash, for an aggregate amount of RMB5,398.5 million (US$795.6 million).

As of June 30, 2026, the Group had short-term bank loans of RMB485.0 million (US$71.5 million).

Liquidity and capital resources

During the Reporting Period, we primarily financed our operations through our existing cash. As of June 30, 2026, we had aggregate balances of RMB5.4 billion in cash, cash equivalents, time deposits, restricted cash, and investments in wealth management products, which were recorded in current financial assets at FVTPL, representing a decrease of 24.3% compared with RMB7.1 billion as of December 31, 2025.

The Group follows a conservative set of funding and treasury policies to manage its capital resources.

Bank loans

As of June 30, 2026, our outstanding bank borrowings amounted to RMB485.0 million, which were denominated in RMB and primarily used to supplement our working capital. The bank borrowings were repayable in one year, bearing interest rates of 2.11% to 2.21%.

Pledge of assets

As of June 30, 2026, our bank balances of RMB21.4 million were held as secured amounts in certain bank accounts for the issuance of letters of guarantee, and the payment of rentals and credit card obligations.

As of June 30, 2026, certain patents were pledged for certain bank loans.

Gearing ratio

Our gearing ratio increased from 12% as of December 31, 2025 to 18% as of June 30, 2026, calculated by dividing total liabilities by total assets.

Material investments

During the Reporting Period, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2026). As of June 30, 2026, the Group did not have other plans for material investments and capital assets.

Capital expenditure commitments

As of June 30, 2026, the Group had aggregate capital expenditure commitments amounting to RMB9.0 million.

Contingent liabilities

As of June 30, 2026, the Group did not have any material contingent liabilities.

Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the Reporting Period.

Risk management

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the respective functional currency of our subsidiaries. We manage our foreign exchange risks by closely monitoring the movement of foreign currency rates and would consider hedging significant foreign currency exposure should the need arise.

Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weightings of fixed and floating rate interest-bearing instruments based on current market conditions and perform regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We do not enter into financial derivatives to hedge interest rate risk.

Employees and remuneration policies

As of June 30, 2026, the Group had 4,952 full-time employees and 533 temporary employees (interns) globally, among whom 5,322 employees were based in China, including in Guangzhou, Shanghai, Beijing, and 163 employees outside China.

The following table sets forth the number of employees (including temporary employees) of the Group as of June 30, 2026.

	Number of	Percentage of
Function	employees	total employees
R&D engineering	1,066	19.43%
R&D data processing	4,125	75.21%
Sales and marketing	116	2.11%
Operations	79	1.44%
General management and administration	99	1.80%
Total	5,485	100.00%

The Group mainly recruits its employees through on-campus job fairs, employee referrals, industry referrals and online channels including our corporate website and social networking platforms. The Group undertakes a strict interview process for recruitment purposes. The Group enters into standard employment agreements, as well as confidentiality and non-compete agreements with its employees in accordance with market practice. The Group has adopted a training protocol in the Chinese Mainland, pursuant to which it provides pre-employment and ongoing management and technical training to its employees.

The Group offers its employees competitive compensation packages, performance-based cash bonuses and other incentives. The Group participates in various employee social security plans for its PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund.

CORPORATE GOVERNANCE

The Company is committed to achieving high standards of corporate governance with a view to safeguarding the interests of its Shareholders and enhancing corporate value and accountability.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company’s share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company’s general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure of the Company enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that they do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the Latest Practicable Date, the WVR Beneficiaries are Dr. Han and Dr. Li, holding the Class A Ordinary Shares and the Class B Ordinary Shares through XHL (which is owned as to 80% by Dr. Han and as to 20% by Trident, the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries), THL (which is owned as to 51% by XHL and as to 49% by Trident, the trustee of the Han Family Trust), Humber Partners (which is owned as to 80% by Dr. Li and as to 20% by Trident, the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries), and Yanli (which is owned as to 51% by Humber Partners and as to 49% by Trident, the trustee of the Li Family Trust).

As of the Latest Practicable Date, Dr. Han and Dr. Li beneficially owned and controlled, through their intermediaries, an aggregate of 27,129,666 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares, representing (i) 8.30% of the total issued share capital of the Company (excluding treasury Shares), (ii) 9.06% of the economic interest in the total issued share capital of the Company (excluding treasury Shares) taking into account their vested share options granted under the 2018 Share Plan, (iii) 39.44% of the voting rights in the Company (excluding treasury Shares and without taking into account the voting rights attached to the 21,420,342 Class A Ordinary Shares held by the Depositary as of the Latest Practicable Date which might be used to satisfy any future exercise or vesting of share options and share awards granted under the 2018 Share Plan and 2026 Share Plan) with respect to Shareholder resolutions relating to matters other than the Reserved Matters on the basis that each Class A Ordinary Share entitles the holder to exercise one vote and each Class B Ordinary Share entitles the holder to exercise ten votes, and (iv) 8.49% of the voting rights in the Company (excluding treasury Shares and without taking into account the voting rights attached to the 21,420,342 Class A Ordinary Shares held by the Depositary as of the Latest Practicable Date which might be used to satisfy any future exercise or vesting of share options and share awards granted under the 2018 Share Plan and 2026 Share Plan) with respect to Shareholder resolutions relating to the Reserved Matters on the basis that each Share entitles the holder to exercise one vote.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 54,814,423 Class A Ordinary Shares, representing approximately 5.55% of the total number of issued and outstanding Class A Ordinary Shares (excluding treasury Shares) (as enlarged by such Class A Ordinary Shares).

The weighted voting rights attached to the Class B Ordinary Shares will cease when the WVR Beneficiaries no longer have beneficial ownership of, or economic interest in, or control over the voting rights attached to any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)	upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a Director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a Director set out in the Listing Rules;
(ii)	when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)	where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or
(iv)	when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 8A.18(1) of the Listing Rules to facilitate (i) the allotment and issuance of new shares by XHL to Trident and (ii) the allotment and issuance of new shares by Humber Partners to Trident, on the basis, among others, that each of Dr. Han and Dr. Li remains the protector of his family trust and retains sole control over the voting rights attached to the Class B Ordinary Shares held within his family trust structure following the aforementioned share allotment and issuance. See the announcement of the Company dated July 13, 2026 for details.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has adopted the code provisions in the Corporate Governance Code set out in Appendix C1 to the Listing Rules as its own code to govern its corporate governance practices. During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 in Part 2 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from, the requirement that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company does not have a separate chairman of the Board and CEO, and Dr. Tony Xu Han currently performs these two roles. The Board believes that vesting the roles of both the chairman of the Board and CEO in the same person has the benefit of ensuring consistent leadership within the Group and enabling more effective and efficient overall strategic planning and execution of strategic initiatives for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired, and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review this arrangement and will consider splitting the roles of the chairman of the Board and CEO at a time when it is appropriate taking into account the circumstances of the Group as a whole.

Pursuant to code provision C.1.5 in Part 2 of the Corporate Governance Code, non-executive directors and independent non-executive directors should attend general meetings to gain and develop a balanced understanding of the views of shareholders. Mr. Kazuhiro Doi (who resigned on March 31, 2026) and Dr. Tony Fan-cheong Chan were unable to attend the extraordinary general meeting held on March 13, 2026 due to other business commitments, and Mr. Ichijo Futakawa, Ms. Huiping Yan and Dr. Tony Fan-cheong Chan were unable to attend the annual general meeting held on June 26, 2026 due to other business commitments. The other Board members, including both executive Directors, namely Dr. Tony Xu Han and Dr. Yan Li, attended both general meetings and were available to answer shareholders’ questions. Prior to the meetings, the absent non-executive Directors and independent non-executive Directors had reviewed all relevant meeting materials, understood the matters to be considered, and expressed their views and discharged their duties as Directors. The Board is of the view that such temporary absence did not have any material adverse impact on the Company’s corporate governance standards, the effective functioning of the Board, or the daily operations of the Group. The Board will continue to monitor Directors’ attendance at general meetings and remind all Directors of their obligations in this regard.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code set out in Appendix C3 to the Listing Rules as its code of conduct regarding Directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees who are likely to be in possession of inside information of the Group, and they have confirmed that they have complied with the Model Code during the Reporting Period.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company’s affairs. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee include, among others, reviewing the adequacy and effectiveness of the accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, reviewing and approving all proposed related party transactions, overseeing the audit process, and performing other duties and responsibilities assigned by the Board.

The Audit Committee of the Company comprises three independent non-executive Directors, namely Ms. Huiping Yan, Mr. David Zhang, and Dr. Tony Fan-cheong Chan, with Ms. Huiping Yan (being the independent non-executive Director with the appropriate accounting or related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules) as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited consolidated financial statements and the unaudited interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company, KPMG. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and risk management and internal control systems and financial reporting matters with senior management of the Company.

The independent auditor of the Company, KPMG, has reviewed the unaudited condensed consolidated interim financial statements of the Group for the Reporting Period in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee include, among others, making recommendations to the Board on the policy and structure for the remuneration of all Directors and senior management, reviewing and approving remuneration proposals with reference to the Board’s corporate goals and objectives, and performing other duties and responsibilities assigned by the Board.

The Compensation Committee comprises one executive Director and three independent non-executive Directors, namely Mr. David Zhang, Dr. Han, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson.

Nomination Committee

The Company has established a Nomination Committee in compliance with Rules 3.27A and 8A.27 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Nomination Committee include, among others, reviewing the structure, size and composition of the Board, assisting the Board in maintaining a board skill matrix, assessing the independence of the independent non-executive Directors, selecting and recommending to the Board nominees for election by the Shareholders or appointment by the Board, and performing other duties and responsibilities assigned by the Board.

The Nomination Committee comprises one executive Director and three independent non-executive Directors, namely Mr. David Zhang, Dr. Han, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson.

Corporate Governance Committee

The Company has established a Corporate Governance Committee in compliance with Rules 8A.30 and 8A.31 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Corporate Governance Committee include, among others, developing and reviewing the policies and practices on corporate governance and making recommendations to the Board, ensuring that the Company is operated and managed for the benefit of all Shareholders, ensuring compliance with the Listing Rules and safeguards relating to the Company’s WVR structure, and performing other duties and responsibilities assigned by the Board.

The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. David Zhang, Ms. Huiping Yan, and Dr. Tony Fan-cheong Chan, with Mr. Zhang serving as the chairperson.

The Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage potential conflicts of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

During the Reporting Period, the Corporate Governance Committee reviewed the following matters:

(i)	the Company’s policies and practices on corporate governance;
(ii)	the training and continuous professional development of directors and senior management;
(iii)	the code of business conduct and ethics applicable to Directors and employees;
(iv)	the Company’s compliance with the Corporate Governance Code and disclosure in this corporate governance report;
(v)	whether the Company is operated and managed for the benefit of all the Shareholders;
(vi)	the management of conflicts of interest of the Company and any potential conflicts of interest between the Company, its subsidiaries and/or Shareholder on one hand and the WVR Beneficiaries on the other;
(vii)	all risks related to the Company’s WVR structure, including connected transactions between the Company and its subsidiaries on one hand and any WVR Beneficiary on the other;
(viii)	effective and ongoing communication between the Company and the Shareholders, particularly with regard to the requirements of Rule 8A.35 of the Listing Rules;
(ix)	the Company’s various policies and practices on compliance with legal and regulatory requirements; and
(x)	the matters covered in Rule 8A.30 of the Listing Rules.

The Corporate Governance Committee reviewed and confirmed to the Board that there are sufficient corporate governance measures to manage the potential conflicts of interest between the Group and the WVR Beneficiaries. The measures include: (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest must abstain from voting on the relevant board resolution, and (iii) the compliance advisor is consulted on any matters related to transactions involving the WVR Beneficiaries or a potential conflict of interest between the Group and the WVR Beneficiaries. The Corporate Governance Committee recommended the Board to continue the implementation of the corporate governance measures and to review the effectiveness of these measures from time to time.

After reviewing the remuneration and terms of engagement of the compliance advisor, the Corporate Governance Committee confirmed to the Board that nothing has come to its attention that would require it to consider either the removal of the current compliance advisor or the appointment of a new compliance advisor. Therefore, the Corporate Governance Committee recommended the Board to continue the engagement of the current compliance advisor of the Company.

The Corporate Governance Committee has confirmed that (i) the WVR Beneficiaries have been members of the Board throughout the Reporting Period, (ii) no matters under Rule 8A.17 of the Listing Rules have occurred during the Reporting Period, and (iii) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period.

OTHER INFORMATION

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2026, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

				Approximate
				percentage of
			Number and class	interest in each
Name	Position	Nature of Interest	of Shares(1)	class of Shares(2)
				(%)
Dr. Han	Chairman of the Board, executive Director and CEO	Beneficial interest(3)	27,595,520 Class A Ordinary Shares (L)	2.84
		Interest in controlled corporations(4)	41,249,590 Class B Ordinary Shares (L)	75.25
Dr. Li	Executive Director	Beneficial interest(5)	10,513,974 Class A Ordinary Shares (L)	1.08
		Interest in controlled corporations(6)	27,129,666 Class A Ordinary Shares (L)	2.79
			13,564,833 Class B Ordinary Shares (L)	24.75
Ms. Huiping Yan	Independent non-executive Director	Beneficial interest(7)	93,189 Class A Ordinary Shares (L)	0.01
Mr. David Zhang (張彤)	Independent non-executive Director	Beneficial interest(8)	81,966 Class A Ordinary Shares (L)	0.01

Notes:

(1)	The letter “L” denotes the person’s long position in the Shares.
(2)	The calculation is based on the total number of 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares in issue as of June 30, 2026.
(3)	Dr. Han is entitled to receive 27,595,520 Class A Ordinary Shares pursuant to the share options granted to him under the 2018 Share Plan, subject to the relevant conditions (including vesting conditions) thereunder. For more details, please refer to the section headed “Other Information – Share Incentive Schemes” in this interim report.
(4)	XHL is owned as to 80% by Dr. Han. THL is owned as to 51% by XHL and as to 49% by Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries. As such, Dr. Han is deemed to be interested in the Class B Ordinary Shares held by XHL and THL under the SFO.

(5)	Dr. Li is entitled to receive 10,513,974 Class A Ordinary Shares pursuant to the share options granted to him under the 2018 Share Plan, subject to the relevant conditions (including vesting conditions) thereunder. For more details, please refer to the section headed “Other Information – Share Incentive Schemes” in this interim report.
(6)	Humber Partners is owned as to 80% by Dr. Li. Yanli is owned as to 51% by Humber Partners and as to 49% by Trident. Trident is the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries. As such, Dr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Humber Partners and Yanli under the SFO.
(7)	Ms. Huiping Yan is entitled to receive 93,189 Class A Ordinary Shares pursuant to the share awards granted to her under the 2018 Share Plan. For more details, please refer to the section headed “Other Information – Share Incentive Schemes” in this interim report.
(8)	Mr. David Zhang (張彤) is entitled to receive 81,966 Class A Ordinary Shares pursuant to the share options granted to him under the 2018 Share Plan. For more details, please refer to the section headed “Other Information – Share Incentive Schemes” in this interim report.

Save as disclosed above, as of June 30, 2026, so far as is known to any Director or chief executive of the Company, none of the Directors or chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were (a) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO); (b) required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2026, to the best knowledge of the Directors, the following persons (other than the Directors and chief executive of the Company), had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO, or which would be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

			Approximate
			percentage of
			shareholding in
	Nature	Number of	each class of
Shareholder	of Interest	Shares(1)	Shares(2)
			(%)
Class A Ordinary Shares
Deutsche Bank Aktiengesellschaft (“Deutsche Bank”)(3)	Depositary	690,161,727 (L)	70.97
		690,161,727 (S)	70.97
Mr. Yuxiang Tang (湯玉祥) (“Mr. Tang”)(4)	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Tongtai Hezhi Management Consulting Co., Ltd. (鄭州通泰合智管理諮詢有限公司) (“Tongtai Hezhi”)(4)	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Tongtai Zhihe Enterprise Management Center (Limited Partnership) (鄭州通泰志合企業管理中心(有限合夥)) (“Tongtai Zhihe”)(4)	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Yutong Group Co., Ltd. (鄭州宇通集團有限公司) (“Zhengzhou Yutong”)(4)	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Xuxin Enterprise Management Consulting Co., Ltd.(鄭州旭新企業管理諮詢有限公司) (“Zhengzhou Xuxin”)(4)	Interest in controlled corporation	65,659,592 (L)	6.75
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise	Beneficial interest	25,868,845 (L)	2.66
Management Center (Limited Partnership) (鄭州旭豐嘉遠智能網聯企業管理中心(有限合夥)) (“Zhengzhou Xufeng”)(4)	Interest in controlled corporation	39,790,747 (L)	4.09
Renault S.A. (“Renault”)(5)	Interest in controlled corporation	63,680,080 (L)	6.55
Renault s.a.s.(5)	Interest in controlled corporation	63,680,080 (L)	6.55
Nissan Motor Co., Ltd. (“Nissan”)(5)	Interest in controlled corporation	63,680,080 (L)	6.55
Alliance Ventures B.V. (“Alliance Ventures”)(5)	Beneficial interest	63,680,080 (L)	6.55
SMB Holding Corporation (“SMB”)(6)	Beneficial interest	50,536,766 (L)	5.20
Uber Technologies, Inc. (“Uber”)(6)	Interest in controlled corporation	50,536,766 (L)	5.20
Qiming Corporate GP V, Ltd. (“Qiming Corporate GP V”)(7)	Interest in controlled corporation	49,269,870 (L)	5.07
Class B Ordinary Shares
XHL(8)	Beneficial interest	24,850,000 (L)	45.33
THL(8)	Interest in controlled corporation	16,399,590 (L)	29.92
Humber Partners(9)	Beneficial interest	16,399,590 (L)	29.92
	Beneficial interest	13,564,823 (L)	24.75
	Interest in controlled corporation	10 (L)	0.00
Trident(8)(9)	Interest in controlled corporation	16,399,600 (L)	29.92

Notes:

(1)	The letter “L” denotes the person’s long position in the Shares and “S” denotes the person’s short position in the Shares.
(2)	The calculation is based on the total number of 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares in issue as of June 30, 2026.
(3)	Deutsche Bank was interested in an aggregate of 690,161,727 Class A Ordinary Shares (long position) and 690,161,727 Class A Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Deutsche Bank regarding the relevant event dated June 18, 2026, such Class A Ordinary Shares were held by Deutsche Bank via its subsidiary acting in its capacity as a depositary of the ADRs.
(4)	Zhengzhou Xufeng holds 92.4% partnership interest in Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership) (北京旭豐致遠智能科技合夥企業(有限合夥)) (“Beijing Xufeng”), which beneficially holds 39,790,747 Class A Ordinary Shares. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin. Zhengzhou Xuxin is wholly owned by Zhengzhou Yutong. Zhengzhou Yutong is owned as to 85% by Tongtai Zhihe. The general partner of Tongtai Zhihe is Tongtai Hezhi. Tongtai Hezhi is owned as to 52% by Mr. Tang. As such, Zhengzhou Xufeng is deemed to be interested in the Class A Ordinary Shares held by Beijing Xufeng under the SFO, and each of Mr. Tang, Tongtai Hezhi, Tongtai Zhihe, Zhengzhou Yutong, and Zhengzhou Xuxin is deemed to be interested in the Class A Ordinary Shares held by Zhengzhou Xufeng and Beijing Xufeng under the SFO.

(5)	Alliance Ventures is owned as to 40% by Renault s.a.s. and as to 40% by Nissan (a company listed on Tokyo Stock Exchange (stock code: 7201)). Renault s.a.s. is wholly owned by Renault (a company listed on Euronext Paris Stock Exchange (ticker symbol: RNO)). As such, each of Renault, Renault s.a.s., and Nissan is deemed to be interested in the Class A Ordinary Shares held by Alliance Ventures under the SFO.
(6)	SMB is wholly owned by Uber. As such, Uber is deemed to be interested in the Class A Ordinary Shares held by SMB under the SFO.
(7)	Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. are exempted limited partnerships registered under the laws of the Cayman Islands. Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. hold 47,787,195 and 1,482,675 Class A Ordinary Shares, respectively. Qiming GP V, L.P. is the general partner of Qiming Venture Partners V, L.P., whereas Qiming Corporate GP V is the general partner of Qiming GP V, L.P. and Qiming Managing Directors Fund V, L.P. As such, Qiming Corporate GP V is deemed to be interested in the Class A Ordinary Shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. under the SFO.
(8)	XHL is owned as to 80% by Dr. Han. As such, Dr. Han is deemed to be interested in the Class B Ordinary Shares held by XHL under the SFO. THL is owned as to 51% by XHL and as to 49% by Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries. As such, each of XHL and Trident is deemed to be interested in the Class B Ordinary Shares held by THL under the SFO.
(9)	Yanli is owned as to 51% by Humber Partners and as to 49% by Trident. Trident is the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries. As such, each of Humber Partners and Trident is deemed to be interested in the 10 Class B Ordinary Shares held by Yanli under the SFO.

Save as disclosed above, to the best knowledge of the Directors, as of June 30, 2026, no person (other than the Directors and chief executive of the Company) had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO, or which would be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

LOCK-UP PERIODS

The table below sets out the list of persons who are, together with their respective close associates, subject to lock-up requirements pursuant to Rule 18C.14 of the Listing Rules:

		Aggregate	Percentage of
		number	Shares subject	Lock-up
		of Shares held	to lock-up	Period for
		as at the Latest	requirement (1)	a Commercial
Person	Capacity	Practicable Date	(%)	Company
Dr. Han	Founder, chairman of the Board, executive Director, CEO, and WVR Beneficiary	41,249,590 Class B Ordinary Shares(2)	4.0	The period commencing on the date of the Prospectus and ending
Dr. Li	Co-founder, executive Director, CTO, and WVR Beneficiary	27,129,666 Class A Ordinary Shares(3)	2.6	on the date which is 12 months from
		13,564,833 Class B Ordinary Shares(4)	1.3	the Listing Date(5)

Dr. Hua Zhong (鍾華)	Senior vice president	16,573,442 Class A Ordinary Shares	1.6

Notes:

(1)	The calculation is based on the total number of 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares in issue as of the Latest Practicable Date.
(2)	Represents the 24,850,000 Class B Ordinary Shares held by XHL and the 16,399,590 Class B Ordinary Shares held by THL. XHL is owned as to 80% by Dr. Han and as to 20% by Trident. THL is owned as to 51% by XHL and as to 49% by Trident. Trident is the trustee of the Han Family Trust where Dr. Han is the protector and his descendants are the beneficiaries.
(3)	Represents the 11,129,666 Class A Ordinary Shares held by Humber Partners and the 16,000,000 Class A Ordinary Shares held by Yanli. Humber Partners is owned as to 80% by Dr. Li and as to 20% by Trident. Yanli is owned as to 51% by Humber Partners and as to 49% by Trident. Trident is the trustee of the Li Family Trust where Dr. Li is the protector and his descendants are the beneficiaries.
(4)	Represents the 13,564,823 Class B Ordinary Shares held by Humber Partners and the 10 Class B Ordinary Shares held by Yanli.
(5)	Dr. Han has voluntarily committed to a three-year lock-up, effective as of October 28, 2025, covering all Shares of the share capital of the Company or securities convertible into, exchangeable, or exercisable for any Share of the share capital of the Company, directly or indirectly owned or controlled by him. During this lock-up period, Dr. Han will not sell, transfer, pledge, or otherwise dispose of any of such securities, subject to customary exceptions.
(6)	Dr. Han and Dr. Li are entitled to receive 27,595,520 Class A Ordinary Shares and 10,513,974 Class A Ordinary Shares, respectively, pursuant to the share options granted to them under the 2018 Share Plan, subject to the relevant conditions (including vesting conditions) thereunder. The Class A Ordinary Shares to be allotted and issued upon exercise of the share options by Dr. Han and Dr. Li during the period commencing on the date of the Prospectus and ending on the date which is 12 months from the Listing Date will also be subject to lock-up during such period.

SHARE INCENTIVE SCHEMES

2018 Share Plan

The Company adopted the 2018 Share Plan on June 12, 2018, which was amended and restated on July 26, 2024. The principal terms of the 2018 Share Plan, as amended and currently in force, are as described below.

Purpose

The purpose of the 2018 Share Plan is to attract, incentivize and retain employees, directors and consultants of our Company and to promote the success of our business.

Type of Awards

The 2018 Share Plan provides for the direct award or sale of Shares, the grant of share options to purchase Shares and the grant of restricted share units to acquire Shares. Share options granted under the plan may be incentive stock options (“ISOs”) intended to qualify under Section 422 of the Internal Revenue Code of 1986 or non-qualified stock options (“NSOs”) which are not intended to so qualify.

Plan Limit

Not more than 311,125,716 Shares may be issued under the 2018 Share Plan initially (to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions), representing approximately 31.53% of the total issued Shares (excluding treasury Shares) of the Company as of the date of this interim report. There is no service provider sub-limit under the 2018 Share Plan. The terms of the 2018 Share Plan do not comply with the requirements of Chapter 17 of the Listing Rules, and therefore no further grants may be made under the 2018 Share Plan following the Company’s Listing on the Stock Exchange.

Plan Administration

Our Board or one or more committees appointed by our Board will administer the 2018 Share Plan. The committee or our Board, as applicable, shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2018 Share Plan.

Award Agreement

Each award of Shares, each sale of Shares, each grant of a share option and each grant of restricted share units under the 2018 Share Plan shall be evidenced by a share grant agreement, a share purchase agreement, a share option agreement and restricted share unit agreement, respectively. Such award, sale and share option shall be subject to all applicable terms and conditions of the 2018 Share Plan and such other terms which our Board deems appropriate for inclusion in a share grant agreement or share purchase agreement.

Eligibility

Our employees, directors and consultants of the Group are eligible for the grant of awards under the 2018 Share Plan, while only employees shall be eligible for the grant of ISOs.

Vesting Schedule

In general, the plan administrator determines the vesting schedule, which is specified in the relevant share option agreement.

Exercise of Awards

The plan administrator determines the exercise or purchase price, as applicable, for Shares to be offered or options or restricted share units to be granted, which is specified in the relevant award agreement.

Transfer Restrictions

Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Share Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by a beneficiary designation, by will or the laws of descent and distribution.

Termination and Amendment

Unless terminated earlier, the 2018 Share Plan has a term of ten years after the later of (i) the date when our Board adopted the 2018 Share Plan or (ii) the date when our Board and Shareholders approved the most recent increase in the number of Shares reserved. Accordingly, the remaining life of the 2018 Share Plan is approximately 7.9 years. Our Board has the authority to amend, suspend, or terminate the 2018 Share Plan at any time and for any reason. Any amendment to the 2018 Share Plan, however, is subject to the Shareholders’ approval only to the extent required to comply with applicable laws, regulations and rules.

Maximum Entitlement of Each Participant

There is no maximum limit on the entitlement of each participant under the 2018 Share Plan.

Exercise Period

No share option shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period as specified in the relevant share option agreement. The plan administrator may determine the exercise period of each option at its discretion, subject to the foregoing maximum term. In the case of ISOs granted to participants who own more than 10% of the total combined voting power of all classes of outstanding Shares of the Company, the option term shall not exceed five (5) years from the date of grant.

Consideration for Acceptance of Share Options or Share Awards

No cash consideration is required of a participant upon the grant of any option or award under the 2018 Share Plan. Upon exercise of an option, the participant shall pay the applicable exercise price as set out in the relevant share option agreement in cash or cash equivalents, or by such other permitted payment method as the Board may allow. No exercise price or purchase price is payable by a participant upon the vesting or settlement of restricted share units granted under the 2018 Share Plan.

Basis of Determining the Exercise Price of Share Options and Purchase Price of Share Awards

The exercise price for each Class A Ordinary Share to be subscribed upon exercise of an option shall be determined by the plan administrator and as set forth in the relevant share option agreement. In the case of ISOs intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, the exercise price shall be not less than 100% of the fair market value of a Class A Ordinary Share on the date of grant. In the case of NSOs, the exercise price shall generally be not less than 100% of the fair market value of a Class A Ordinary Share on the date of grant, except for NSOs granted to persons who are not U.S. taxpayers on the date of grant or NSOs intended to comply with or be exempt from Section 409A of the United States Internal Revenue Code of 1986. No purchase price is payable upon the vesting of restricted share units granted under the 2018 Share Plan.

Outstanding Share Options and Share Awards Granted

The Company has not granted further share options under the 2018 Share Plan after the Listing Date. Details of the movements of share options granted under the 2018 Share Plan during the Reporting Period are as follows:

		Exercise price
		per Class A
		Ordinary Share		Number of Class A Ordinary Shares underlying the relevant share options
		underlying		Outstanding	Granted	Exercised	Cancelled	Lapsed	Outstanding
		the share		as of	during the	during the	during the	during the	as of
Category or name	Date of	options		January	Reporting	Reporting	Reporting	Reporting	June
of grantee	grant	(US$)	Vesting period(1)	1, 2026	Period	Period	Period	Period	30, 2026
Directors
Dr. Han	October 29, 2022	1.24	Vested upon the	22,662,519	—	—	—	—	22,662,519
	July 26, 2024	3.89	listing on	4,933,001	—	—	—	—	4,933,001
Dr. Li	October 29, 2022	1.24	Nasdaq or	7,554,173	—	—	—	—	7,554,173
	July 26, 2024	3.89	the Stock Exchange	2,959,801	—	—	—	—	2,959,801
Mr. David Zhang (張彤)	March 12, 2025	1.22	One year from	81,966	—	—	—	—	81,966
			date of grant

Participant with options and awards granted and to be granted in excess of the 1% individual limit
Ms. Jennifer Xuan Li	February 5, 2021	0.46	Vested upon the	4,526,170	—	—	—	—	4,526,170
	October 25, 2021	0.55	listing on	150,000	—	—	—	—	150,000
	May 24, 2022	1.03	Nasdaq or four	2,710,000	—	—	—	—	2,710,000
	October 29, 2022	1.24	years from date	3,777,087	—	—	—	—	3,777,087
	July 26, 2024	1.22	of grant	986,600	—	—	—	—	986,600

Service provider with options granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue (excluding treasury Shares)
Mr. Ming Zeng	October 29, 2022	1.24	Four years from	1,500,000	—	—	—	—	1,500,000
			date of grant
Subtotal				51,841,317	—	—	—	—	51,841,317

		Exercise
		price per
		Class A
		Ordinary
		Share		Number of Class A Ordinary Shares underlying the relevant share options
		underlying		Outstanding	Granted	Exercised	Cancelled	Lapsed	Outstanding
		the share		as of	during the	during the	during the	during the	as of
Category or name	Date of	options		January	Reporting	Reporting	Reporting	Reporting	June
of grantee	grant	(US$)	Vesting period(1)	1, 2026	Period	Period	Period	Period	30, 2026
Other employees of the Group in aggregate
493 Grantees	May 30, 2019	0.46 to 3.89	Vested upon grant,	91,668	—	19,668	—	—	72,000
	November 14, 2019		or upon the	624,837	—	150,993	—	—	473,844
	February 11, 2020		listing on Nasdaq	1,120,953	—	177,534	—	—	943,419
	May 22, 2020		or four years	1,816,569	—	336,894	—	—	1,479,675
	September 23, 2020		from date of	1,129,155	—	199,296	—	—	929,859
	February 5, 2021		grant	283,593	—	19,800	—	—	263,793
	October 25, 2021			12,206,169	—	892,464	—	—	11,313,705
	January 6, 2022			2,715,237	—	212,394	—	—	2,502,843
	May 24, 2022			3,155,766	—	423,357	—	11,760	2,720,649
	October 29, 2022			9,245,370	—	696,045	—	50,601	8,498,724
	December 6, 2023			6,152,535	—	517,023	—	163,323	5,472,189
	June 28, 2024			3,884,052	—	204,843	—	276,390	3,402,819
	July 26, 2024			986,598	—	—	—	—	986,598
Total				95,253,819	—	3,850,311	—	502,074	90,901,434

Notes:

(1)	The vesting period applicable to each tranche of share options is as set out in the table above. No share option has a term exceeding ten years from the relevant date of grant. In the case of ISOs granted to participants holding more than 10% of the total combined voting power of all classes of outstanding Shares of the Company, the share option term shall not exceed five years from the relevant date of grant.
(2)	The Class A Ordinary Share figures shown in the table above have been converted from ADS figures on the basis that each ADS represents three Class A Ordinary Shares. Each movement figure, including the number of Class A Ordinary Shares underlying the share options granted, exercised, cancelled and lapsed, has been derived by dividing the relevant ADS figure by three. Where the relevant ADS figure is not exactly divisible by three, the resulting number has been rounded down to the nearest whole Class A Ordinary Share.

(3)	The weighted average closing price of the Class A Ordinary Shares on the business day immediately before the dates on which share options were exercised during the Reporting Period was HK$18.98. The weighted average closing price of the ADSs on the business day immediately before the dates on which share options were exercised during the Reporting Period was US$7.21.
(4)	The awards granted under the 2018 Share Plan were originally denominated in ADSs and converted into Class A Ordinary Shares for Hong Kong disclosure purposes. Minor discrepancies between the number of ADSs disclosed in the Company’s SEC filings and Hong Kong reports may arise due to rounding during the conversion process.

The Company has not granted further share awards under the 2018 Share Plan after the Listing Date. Details of the movements of share awards granted under the 2018 Share Plan during the Reporting Period are as follows:

			Number of Class A Ordinary Shares underlying the relevant share awards
				Granted	Vested	Cancelled	Lapsed	Unvested
			Unvested as	during the	during the	during the	during the	as of
		Vesting	of January 1,	Reporting	Reporting	Reporting	Reporting	June
Category or name of grantee	Date of grant	period	2026	Period	Period	Period	Period	30, 2026
Other employees of the Group in aggregate
453 Awardees	November 14, 2024	Four or five years	5,340,486	—	508,608	—	—	4,831,878
	January 18, 2025	from date of	3,716,928	—	421,011	—	192,096	3,103,821
	April 16, 2025	grant	4,746,756	—	736,026	—	304,713	3,706,017
	August 5, 2025		3,604,206	—	264,126	—	639,768	2,700,312
	October 25, 2025		5,155,425	—	1,365	—	401,997	4,752,063
Total			22,563,801	—	1,931,136	—	1,538,574	19,094,091

Notes:

(1)	The Class A Ordinary Share figures shown in the table above have been converted from ADS figures on the basis that each ADS represents three Class A Ordinary Shares. Each movement figure, including the number of Class A Ordinary Shares underlying the share awards granted, vested, cancelled, and lapsed, has been derived by dividing the relevant ADS figure by three. Where the relevant ADS figure is not exactly divisible by three, the resulting number has been rounded down to the nearest whole Class A Ordinary Share.
(2)	The weighted average closing price of the Class A Ordinary Shares on the business day immediately before the dates on which share awards were vested during the Reporting Period was HK$20.29. The weighted average closing price of the ADSs on the business day immediately before the dates on which share awards were vested during the Reporting Period was US$7.71.

No further share options or share awards may be granted under the 2018 Share Plan as of January 1 and June 30, 2026.

2026 Share Plan

The Company adopted the 2026 Share Plan on March 13, 2026. The principal terms of the 2026 Share Plan are as described below.

Purpose

The purpose of the 2026 Share Plan is to attract, incentivize and retain employees, Directors and consultants through the grant of awards (the “Awards,” and each an “Award”). The 2026 Share Plan provides for the grant of options (“Options”) to purchase Class A Ordinary Shares and the grant of restricted share units (“Restricted Share Units”) to acquire Class A Ordinary Shares. The underlying Class A Ordinary Shares offered under the 2026 Share Plan may be funded by new Class A Ordinary Shares or treasury Shares.

Eligibility

Employees, Directors and consultants shall be eligible for the grant of Awards under the 2026 Share Plan.

The eligibility of consultants shall be determined by the Administrator, in its sole discretion, taking into account their potential and/or actual contribution to the success and growth of the Group, the specific skills or technical knowledge possessed by the consultants and the importance to the Group to retain their services. In particular, the Administrator may, through the grant of Awards, provide incentive to and reward consultants based on (i) their participation and involvement in promoting the business of the Group; (ii) their provision of quality services as well as timely market intelligence to the Group; and (iii) whether they will contribute to the short, medium or long-term business development of the Group.

Administration

The Compensation Committee or a sub-committee or delegate to whom the Compensation Committee has delegated its power (the “Administrator”) will administer the 2026 Share Plan. Subject to the provisions of the 2026 Share Plan and applicable laws and regulations (including the Listing Rules), the Administrator shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2026 Share Plan. The Administrator’s interpretation of the 2026 Share Plan, any Awards granted pursuant to the 2026 Share Plan and any award agreement, and all decisions, determinations and interpretations of the Administrator shall be final, binding and conclusive for all purposes and upon all holders of outstanding Awards (the “Participants,” and each a “Participant”) and all persons deriving their rights from a Participant.

Plan Limit and Consultant Sub-limit

The maximum number of Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan shall not exceed 10% of the total issued and outstanding Shares (excluding treasury Shares) of the Company as of the date of Shareholders’ approval of the 2026 Share Plan, being 102,732,246 Class A Ordinary Shares (the “Plan Limit”).

Out of the Plan Limit, the maximum number of Class A Ordinary Shares that may be issued or transferred to consultants shall not exceed 1% of the total issued and outstanding Shares (excluding treasury Shares) of the Company as of the date of Shareholders’ approval of the 2026 Share Plan, being 10,273,224 Class A Ordinary Shares (the “Consultant Sub-limit”).

Both the Plan Limit and the Consultant Sub-limit are subject to equitable adjustment in the event of any share subdivision, consolidation, reclassification or similar corporate transaction, such that the percentage of issued Shares represented by each limit shall be the same before and after such transaction. The Company may refresh or grant Awards beyond the Plan Limit and the Consultant Sub-limit as permitted and subject to the requirements under the applicable laws (including the Listing Rules). Any refreshment of the Plan Limit and/or the Consultant Sub-limit shall require the approval of the Shareholders.

In the event that an outstanding Option or Restricted Share Unit for any reason expires or lapses, the underlying Class A Ordinary Shares allocable to the unexercised or unsettled portion of such Option or Restricted Share Unit shall remain available for issuance or transfer under the 2026 Share Plan. For the avoidance of doubt, Options or Restricted Share Units that are lapsed in accordance with the terms of the 2026 Share Plan will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit, but Options or Restricted Share Units that are cancelled will be regarded as utilized for such calculations.

Notwithstanding anything to the contrary contained in the 2026 Share Plan, in no event shall any of the following Class A Ordinary Shares again become available for other Awards under the 2026 Share Plan: (i) Class A Ordinary Shares tendered or withheld on the exercise of Options or other Awards for the payment of the exercise price thereof, as applicable; (ii) Class A Ordinary Shares tendered by a Participant or withheld by the Company to satisfy withholding taxes in connection with the exercise of Options or in settlement of any other Award; and (iii) Class A Ordinary Shares purchased on the open market with cash proceeds from the exercise of Options.

Grant of Award

Where any grant of Awards to a Participant would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted to such Participant (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the total number of Shares in issue (excluding treasury Shares), such grant must be separately approved by Shareholders in general meeting, with such Participant and his or her close associates (or associates if the Participant is a connected person) abstaining from voting.

The grant of Awards to a Director, chief executive or substantial Shareholder of the Company, or any of their respective associates, must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards). The Corporate Governance Committee must make a recommendation on any grant of Awards to a Director who is a WVR Beneficiary.

Where any grant of Awards (excluding grant of Options) to a Director (other than an independent non-executive Director) or chief executive of the Company, or any of their associates would result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury Shares), such further grant of Awards must be approved by Shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting.

Where any grant of Awards to an independent non-executive Director or a substantial Shareholder of the Company, or any of their respective associates, would result in the Class A Ordinary Shares issued and to be issued in respect of all awards granted (excluding any Awards lapsed in accordance with the terms of the share plan(s) or award agreement(s)) to such Participant in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury Shares), such further grant of Awards must be approved by Shareholders in general meeting, with such Participant and his or her associates abstaining from voting in favor at such general meeting.

The Company may not grant any Awards:

(a)	after any inside information has come to its knowledge until (and including) the trading day after it has announced the information;
(b)	during the period commencing 30 days immediately before the earlier of: (1) the date of the board meeting (as such date is first notified to the Stock Exchange under the Listing Rules) for approving the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (2) the deadline for the Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement; and
(c)	during any period of delay in the Company publishing a results announcement.

No cash consideration shall be required of the Participant in connection with the grant of Awards.

Term of Option

The option agreement shall specify the term of Option determined by the Administrator, which shall not exceed 10 years from the date of grant.

Vesting

The Administrator shall determine the vesting of Awards at its sole discretion, provided that no Awards granted under the 2026 Share Plan shall vest earlier than the first anniversary of the date of grant. Nevertheless, the Administrator may, at its discretion, determine a shorter period during which Awards may vest upon the grant of the Awards with respect to the following Awards granted to employees:

(a)	substitute awards granted in connection with Awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; or
(b)	any additional Awards the Administrator may grant in respect of (i) sign-on or make-whole grants to new employees; (ii) grants of Awards with performance-based vesting conditions; (iii) grants of Awards that are made in batches for administrative or compliance reasons; (iv) grants of Awards that vest evenly over a period of 12 months or more; (v) grants of Awards with a total vesting and holding period of more than 12 months; and (vi) Awards subject to a minimum holding period of 12 months which are delivered to an employee under his or her compensation arrangements (including the relevant award agreement) with the Group.

Performance Targets

Each grant of Award under the 2026 Share Plan shall be evidenced by an award agreement between the Participant and the Company setting forth the number of Shares subject to the Award and the terms and conditions of the Award, including any performance target based on various key performance indicators with respect to operations, finance, business and/or other metrics which are designed to motivate and reward contribution to the Group that needs to be achieved before the Award can be vested. Key performance indicators for assessment of performance targets include any one or more of the following corporate-wide or subsidiary, division, operating unit, line of business, project, geographic or individual measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; revenue; growth rate; return on equity; return on investment; sales; stock price; total shareholder return; business unit development; or such other goals as the Administrator may determine from time to time.

In assessing whether the performance targets attached to an Award have been satisfied, the Administrator will consider both quantitative and qualitative factors relevant to the nature of the Participant’s role and the Group’s business objectives for the applicable period. Quantitative assessment will generally involve comparing actual performance against the preset key performance indicators (such as revenue growth, operating efficiency metrics, R&D progress milestones, or financial ratios) approved at the time of grant. Qualitative assessment may include evaluating the Participant’s contribution to strategic initiatives, project execution, team leadership, compliance, and other role-specific deliverables. The Administrator will determine whether the performance targets have been met, and the extent to which they have been met, based on a holistic review of the above factors, supported by the Group’s internal management reports, financial records, project status updates and other relevant documentation.

The Administrator may, in its sole discretion, amend or adjust the key performance indicators and establish any special rules and conditions to which the key performance indicators shall be subject at any time. For the avoidance of doubt, performance targets are not applicable to Awards (if any) granted to independent non-executive Directors under the 2026 Share Plan.

Exercise Price of Options

Each option agreement shall specify the exercise price for which one ADS may be purchased upon exercise of an Option, which shall be determined by the Administrator, provided that: (i) the exercise price must be at least the Fair Market Value (as defined below) of the ADS on the date of grant, which must be a Nasdaq trading day; (ii) in no event shall the exercise price be less than the par value of the Class A Ordinary Shares; and (iii) the determination of the Exercise Price shall be subject to compliance with applicable laws and the requirements of any exchange on which the Class A Ordinary Shares or ADSs are listed or traded (including the Listing Rules).

The exercise price of an ISO must be at least 100% of the Fair Market Value of a Class A Ordinary Share on the date of grant, except for an ISO granted pursuant to an assumption of, or substitution for, another ISO in a manner that complies with Section 424(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”).

The exercise price of an NSO must be at least 100% of the Fair Market Value of a Class A Ordinary Share on the date of grant, except for an NSO granted to a person who is not a U.S. taxpayer on the date of grant, an NSO that is intended either to be exempt from Code Section 409A as a “short-term deferral” or to comply with the requirements of Code Section 409A, or an NSO granted pursuant to an assumption of, or substitution for, another share option in a manner that complies with Code Section 409A.

“Fair Market Value” means the fair market value of a Class A Ordinary Share determined as any of the following:

(a)	if the Class A Ordinary Shares are listed on the Stock Exchange, the Fair Market Value shall be the higher of (i) the closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotations sheet on the date of determination, which must be a Stock Exchange trading day; and (ii) the average closing price of the Class A Ordinary Shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of determination;
(b)	if depositary receipts representing the Class A Ordinary Shares are listed on Nasdaq, then the Fair Market Value shall be the higher of (i) the closing sales price for such depositary receipts as quoted on the Nasdaq on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, which must be a Nasdaq trading day; and (ii) the average closing sales price for such depositary receipts as quoted on the Nasdaq for five trading days immediately preceding the date of determination, and in each case divided by the number of Class A Ordinary Shares that are represented by such depositary receipts;

(c)	subject to the prior consent or waiver or agreement of the relevant regulatory authorities, if the Class A Ordinary Shares are listed on one or more established stock exchanges or traded on one or more automated quotation systems other than the Nasdaq or the Stock Exchange, then the Fair Market Value shall be the higher of (i) the closing sales price for such Class A Ordinary Shares as quoted on any such exchange or system on which the Class A Ordinary Shares are listed or traded on the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws, or, if the date of determination is not a trading date, the closing sales price as quoted on such exchange or system on which the Class A Ordinary Shares are listed or traded on the trading date immediately preceding the date of determination, as reported in Bloomberg or such other source as the Administrator deems reliable unless otherwise prescribed by any applicable laws; and (ii) the average closing sales price for such Class A Ordinary Shares as quoted on any such exchange or system on which the Class A Ordinary Shares are listed or traded for five trading days immediately preceding the date of determination; or
(d)	in the absence of an established market for the Class A Ordinary Shares, the Fair Market Value shall be determined in good faith by the Administrator.

Rights of Participants

Until the Participant is registered as a holder of Class A Ordinary Shares (by entry in the Company’s register of members), no right to vote or receive dividends (or distributions made upon the liquidation of the Company) or any other rights as a Shareholder shall exist with respect to the Class A Ordinary Shares, notwithstanding the vesting of the Award.

Lapse of Awards

A Participant’s Options shall automatically lapse in case of termination of service for any reason or death.

If a Participant’s service terminates for any reason other than the Participant’s death, then the Participant’s Options shall automatically lapse on the earliest of the following dates: (i) the expiration date determined pursuant to the term of the Option; (ii) the date three months after the termination of the Participant’s service for any reason other than disability, or such earlier or later date as the Administrator may determine (but in no event earlier than 30 days after the termination of the Participant’s service); or (iii) the date six months after the termination of the Participant’s service by reason of disability, or such later date as the Administrator may determine.

If a Participant dies while the Participant is in service, then the Participant’s Options shall automatically lapse on the earlier of the following dates: (i) the expiration date determined pursuant to the term of the Option; or (ii) the date 12 months after the Participant’s death, or such earlier or later date as the Administrator may determine (but in no event earlier than six months after the Participant’s death).

If a Participant’s service terminates for any reason, all Restricted Share Units that are unvested at such time shall automatically lapse for no consideration effective as of the earlier of: (i) the date on which the Participant gives or is provided with written notice of such termination; or (ii) if the Participant is an employee, the date on which the Participant is no longer actively employed by and physically present on the premises of the Group, regardless of any notice period or period of pay in lieu of such notice required under any applicable laws.

Cancellation of Awards

The 2026 Share Plan does not prescribe specific circumstances under which Awards granted thereunder may be cancelled by the Administrator. For the avoidance of doubt, if the Administrator cancels an Award granted to a Participant for any reason, such Awards cancelled will be regarded as utilized for the purpose of calculating the Plan Limit (and, if applicable, the Consultant Sub-limit). Any new Awards granted to the same Participant may only be made if there are remaining Shares available for grant under the Plan Limit (and, if applicable, the Consultant Sub-limit).

Adjustment of Class A Ordinary Shares

In the event of any alteration in the capital structure of the Company such as capitalization issue, rights issue, subdivision or consolidation of Shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Administrator shall make such corresponding adjustments, if any, as it in its discretion may deem appropriate to reflect such change with respect to: (i) the number or nominal amount of Class A Ordinary Shares subject to the Awards so far as unexercised; or (ii) the exercise price, or any combination thereof. Such adjustments will be made in accordance with the requirements of the guidance materials published by the Stock Exchange. Any such adjustments (other than any made on a capitalization issue) shall be subject to a written confirmation from an independent financial advisor or the Company’s auditors, to have given the Participants the same proportion (or rights in respect of the same proportion) of the equity capital as that to which that person was previously entitled, provided that no such adjustments shall be made to the extent that a Share would be issued at less than its nominal value.

In the event that the Company is a party to a merger or consolidation, or in the event of a sale of all or substantially all of the Company’s shares or assets, all Class A Ordinary Shares acquired under the 2026 Share Plan and all Awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator in its capacity as administrator of the 2026 Share Plan, with such determination having final and binding effect on all parties), which agreement or determination need not treat all Awards (or all portions of an Award) in an identical manner.

To the extent not previously exercised or settled, Options and Restricted Share Units shall terminate immediately prior to the liquidation or dissolution of the Company.

Except as provided in the 2026 Share Plan, a Participant shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. Any issuance by the Company of shares of any class, or securities convertible into shares of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Class A Ordinary Shares subject to an Award.

Transferability

An Option or a Restricted Share Unit shall be personal to the Participant and shall not be transferable or assignable by the Participant, unless a waiver by applicable authorities (including the Stock Exchange) has been granted and the approval by the Administrator has been obtained. The Stock Exchange may consider granting such a waiver to allow a transfer of Options or Restricted Share Units to a vehicle (such as a trust or a private company) for the benefit of the Participant and any family members of such Participant (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the 2026 Share Plan and comply with other requirements of the Listing Rules.

Clawback Mechanism

Subject to applicable laws and the requirements of any exchange on which the Class A Ordinary Shares are listed or traded (including the Listing Rules), (i) all of a Participant’s Options or Restricted Share Units, whether vested or unvested, and all other Awards granted to such Participant shall become ab initio void and the exercise of any such Options or Restricted Share Units shall therefore be automatically rescinded and void, and (ii) considering that all of such Participant’s Awards, whether vested or unvested, are ab initio void, such Participant shall forthwith return to the Company (A) all ADSs received in settlement or upon the exercise of such void Awards, (B) all cash, or other property that were received in settlement or upon the exercise of such void Awards, and/or (C) any proceeds, gains and/or economic benefits such Participant realized in connection with the sale, transfer or other disposition of the ADSs or other property received in settlement or upon the exercise of such void Awards, and the Company shall have the right to take all actions to effect the return from such Participant of all such ADSs, cash or other property, and/or proceeds, gains and/or economic benefits, upon the occurrence of any applicable event as may be specified in the applicable award agreements, including but not limited to termination for Cause, or commission of any act that constitutes Cause. “Cause” refers to serious misconduct or breach by a Participant as determined by the Group in good faith, including acts such as dishonesty, theft, fraud, criminal conviction, violation of laws or exchange rules, breach of fiduciary duty or material violation of written Company policies, material breach of agreements, failure to perform material duties after written notice and a reasonable opportunity to cure (if curable), unfair competition, defamatory or harmful statements, inducing contract breaches, or any act materially adverse to the Group’s reputation or interests. For the avoidance of doubt, any Awards clawed back will be regarded as lapsed and the Awards so lapsed will not be regarded as utilized for the purpose of calculating the Plan Limit and the Consultant Sub-limit.

Term of the 2026 Share Plan

The 2026 Share Plan was adopted and became effective since March 13, 2026. The 2026 Share Plan shall terminate automatically 10 years after the date of its adoption by the Shareholders, unless terminated earlier as determined by the Board. Accordingly, the remaining life of the 2026 Share Plan is approximately 9.5 years.

Amendment and Termination

The Board may amend, suspend or terminate the 2026 Share Plan at any time and for any reason, provided that an amendment to (i) the terms and conditions of the 2026 Share Plan which are of a material nature; (ii) the advantage of the Participants or prospective Participants relating to the matters set out in Rule 17.03 of the Listing Rules; or (iii) the authority of the Board to alter the terms of the 2026 Share Plan must be subject to the approval of the Shareholders in general meeting. For the avoidance of doubt, for so long as the Company remains primary listed on the Stock Exchange, such amended terms of the 2026 Share Plan shall still comply with the relevant requirements under Chapter 17 of the Listing Rules.

To the extent any grant of Awards to a Participant was approved by the Board, a committee of the Board, the independent non-executive Directors and/or the Shareholders (as applicable and as the case may be) in the first place, any change to the terms of such Awards must be approved by the same authority, except any alterations to the Awards that would take effect automatically under the 2026 Share Plan.

No Class A Ordinary Shares shall be issued or sold and no Award shall be granted under the 2026 Share Plan after the termination thereof, except upon exercise or settlement of an Award granted under the 2026 Share Plan prior to such termination. The termination of the 2026 Share Plan shall not affect any Class A Ordinary Share previously issued or any Award previously granted under the 2026 Share Plan unless otherwise agreed by the Company and the affected Participant. Any amendment to the 2026 Share Plan shall be applicable to Awards and the Class A Ordinary Shares underlying such Awards previously granted, including those granted which remain unvested, unexercised or unsettled, as the case may be, unless otherwise determined by the Company.

Outstanding Awards Granted

The Company has not granted any share options under the 2026 Share Plan. Details of the movements of share awards granted under the 2026 Share Plan during the Reporting Period are as follows:

				Number of Class A Ordinary Shares underlying the relevant share awards
				Unvested as	Granted during	Vested during		Cancelled during	Lapsed during	Unvested as
Category or				of January	the Reporting	the Reporting		the Reporting	the Reporting	of June
name of grantee	Date of grant	Vesting period	Purchase price	1, 2026	Period(1)	Period		Period	Period	30, 2026
Other employees of the Group in aggregate
274 grantees	April 10, 2026	42 to 58 months from date of grant	Nil	—	7,227,600	—		—	732,300	6,495,300
51 grantees	May 18, 2026	15 to 54 months from date of grant	Nil	—	1,281,929	417		—	90,000	1,191,512
Total				—	8,509,529	417	(5)	—	822,300	7,686,812

Notes:

(1)	No performance targets are attached to the share awards granted under the 2026 Share Plan during the Reporting Period.
(2)	The respective closing price per Class A Ordinary Share on April 9 and May 15, 2026, being the trading days immediately before the grant dates of April 10 and May 18, 2026, was HK$20.18 and HK$19.72, respectively. The respective closing price per ADS on April 9 and May 15, 2026, being the trading days immediately before the grant dates of April 10 and May 18, 2026, was US$7.59 and US$7.14, respectively.
(3)	The fair value of the share awards granted on April 10 and May 18, 2026 was US$2.53 and US$2.38, respectively, as determined using the closing market price of the Class A Ordinary Shares at the respective dates of grant. For the accounting standard and policy adopted in respect of the above fair value calculations, please refer to Note 24 to the unaudited condensed consolidated financial statements in this interim report.

(4)	The weighted average closing price of the Class A Ordinary Shares on the business day immediately before the dates on which share awards were vested during the Reporting Period was HK$20.21. The weighted average closing price of the ADSs on the business day immediately before the dates on which share awards were vested during the Reporting Period was US$8.05.
(5)	As the grant of share awards was delayed due to administrative reasons, the period between the date of grant and the first vesting date is less than 12 months to reflect the time from which the share awards would have been granted, as permitted under the 2026 Share Plan.

Number of Class A Ordinary Shares Available for Future Grants

The 2026 Share Plan was adopted on March 13, 2026. As of June 30, 2026, 95,045,017 and 10,273,224 underlying Class A Ordinary Shares were available for future grant under the Plan Limit and the Consultant Sub-limit on grants of Awards over new Shares under the 2026 Share Plan and any other schemes of the Company.

Pursuant to Rule 17.07(3) of the Listing Rules, the number of Class A Ordinary Shares that may be issued in respect of share options and share awards granted under all schemes of the Company during the Reporting Period divided by the weighted average number of Shares (excluding treasury Shares) for the Reporting Period is 0.85%.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On November 6, 2025, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange and the Company successfully raised the net proceeds, after deducting the underwriting fees and commissions, of approximately HK$2,318.0 million (the “Global Offering Net Proceeds”). As of June 30, 2026 and up to the date of this interim report, the Company has not utilized any Global Offering Net Proceeds. As of the date of this interim report, there was no change in the intended use of the Global Offering Net Proceeds as previously disclosed in “Future Plans and Use of Proceeds” in the Prospectus. The Company plans to gradually utilize the Global Offering Net Proceeds in accordance with such intended purposes depending on actual business; the Global Offering Net Proceeds are expected to be utilized within the next two to three years. The following table sets out the status of the use of the Global Offering Net Proceeds, together with the expected timeline of use:

		Planned
		allocation of the		Expected
	Percentage of	Global Offering		timeframe for
	the Global	Net Proceeds as	Net proceeds	utilizing the
	Offering Net	stated in the	unutilized as of	remaining
	Proceeds	Prospectus	June 30, 2026	unutilized net
	(Approximate)	(Approximate)	(Approximate)	proceeds
	(%)	(HK$ million)	(HK$ million)
To develop our autonomous driving technology stack, including infrastructure and core capabilities, data, autonomous driving technology solutions, and an operations platform	40.0	927.2	927.2	Over the course of the next two to three years
To accelerate the commercial mass production and/or the operation of our L4 fleets, to improve the quality of our autonomous driving products and solutions and expand our business scale	40.0	927.2	927.2	Over the course of the next two to three years
To establish marketing teams and branches necessary for us to expand into existing markets and additional markets, as well as to invest in marketing activities	10.0	231.8	231.8	Over the course of the next two to three years
Working capital and general corporate purposes	10.0	231.8	231.8	Over the course of the next two to three years
Total	100.0	2,318.0	2,318.0

To the extent that the Global Offering Net Proceeds are not immediately used for the intended purposes, and to the extent permitted by the relevant laws and regulations, the Group intends to deposit the proceeds in short-term interest-bearing accounts at licensed commercial banks and/or other authorized financial institutions (as defined under the SFO or applicable laws and regulations in other jurisdictions).

INTERIM DIVIDEND

The Board does not recommend any interim dividend for the six months ended June 30, 2026.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the Reporting Period, the Company repurchased a total of 27,447,800 Class A Ordinary Shares at an aggregate consideration of HK$542.98 million on the Stock Exchange and a total of 4,335,433 ADSs at an aggregate consideration of US$30.02 million on Nasdaq. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

		Number of Class
		A Ordinary	Price paid per Class A		Aggregate
	Venue	Shares	Ordinary Share		consideration
Time of repurchase	of repurchase	repurchased(1)	Highest	Lowest	paid
March 2026	The Stock Exchange	17,029,000	HK$20.32	HK$17.53	HK$336,857,621.00
	Nasdaq	3,234,039	US$2.64	US$2.30	US$7,999,502.75
April 2026	Nasdaq	2,280,000	US$2.50	US$2.43	US$5,667,396.79
May 2026	The Stock Exchange	6,847,100	HK$20.66	HK$17.23	HK$131,981,547.00
	Nasdaq	4,238,817	US$2.50	US$2.21	US$10,245,748.47
June 2026	The Stock Exchange	3,571,700	HK$21.30	HK$19.58	HK$74,136,958.00
	Nasdaq	3,253,443	US$1.99	US$1.79	US$6,109,271.36

Note:

(1)	The securities purchased on Nasdaq were in the form of ADS. One ADS represents three Class A Ordinary Shares.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s listed securities (including the sale or transfer of treasury Shares) during the Reporting Period. As of June 30, 2026, the Company held 40,454,099 treasury Shares. Such treasury Shares will, to the extent permitted by applicable laws, regulations and the Listing Rules, be used for share schemes, sold for cash or cancelled, as appropriate.

CHANGES IN DIRECTORS’ INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Mr. Kazuhiro Doi resigned as a non-executive Director due to retirement with effect from March 31, 2026.

Mr. Ichijo Futakawa was appointed as a non-executive Director with effect from April 21, 2026.

Mr. Jean-François Salles, a non-executive Director, has served as the Vice President of Global Business Services at Renault Group since early 2026. Prior to this appointment, he served as the Vice President of Partnerships at Renault Group since 2023.

Save as disclosed above, during the Reporting Period, there was no change in the information of the Directors that is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the publication of the Company’s annual report for the year ended December 31, 2025.

CONTINUING DISCLOSURE OBLIGATION PURSUANT TO THE LISTING RULES

Save as disclosed in this interim report, the Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the Reporting Period which could have a material and adverse effect on the Group’s financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period and up to the Latest Practicable Date which could have a material and adverse effect on the Group’s financial condition or results of operations.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

No important events affecting the Group occurred since June 30, 2026 and up to the date of this interim report.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2026 were approved and authorized for issue by the Board on August 12, 2026.

USE OF NON-IFRS FINANCIAL MEASURES

In evaluating its business, the Company considers and uses the non-IFRS financial measures of (i) adjusted loss for the period and (ii) EBITDA as supplemental measures to review and assess operating performance. The Company believes that adjusted loss for the period and EBITDA provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted loss for the period as loss for the period excluding share-based compensation expenses and fair value changes of financial assets at FVTPL. The Company defines EBITDA as loss for the period excluding income tax, finance costs, depreciation and amortization expenses.

The Company presents the non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. Adjusted loss for the period enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. EBITDA enables the Company’s management to assess the Company’s operating results without considering the impact of income tax, finance costs, and depreciation and amortization expenses and focus more on the operating cash items. Accordingly, the Company believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. The non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using the non-IFRS financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore the comparability may be limited.

The non-IFRS financial measures should not be considered in isolation or construed as alternatives to loss for the period or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measures in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of WeRide Inc.

(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the accompanying condensed consolidated statement of financial position of WeRide Inc. (the “Company”) and its subsidiaries (together, the “Group”) as of June 30, 2026, the condensed consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period then ended, and notes to the interim financial statements (“the condensed consolidated interim financial statements”). Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 Interim Financial Reporting. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as of and for the six months ended June 30, 2026 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building 10

Chater Road

Central, Hong Kong

August 12, 2026

WERIDE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(Expressed in thousands of RMB, except for per share data)

		For the six months ended
		June 30,
	Note	2025	2026
		RMB’000	RMB’000
Revenue
Product revenue		69,281	112,783
Service revenue		130,334	233,074
Total revenue	4	199,615	345,857
Cost of revenue
Cost of goods sold		(35,461)	(75,578)
Cost of services		(103,095)	(143,806)
Total cost of revenue	6	(138,556)	(219,384)
Gross profit		61,059	126,473
Other net income	5	3,021	22,612
Research and development expenses	6	(644,635)	(797,654)
Administrative expenses	6	(278,942)	(152,066)
Selling expenses	6	(27,780)	(51,891)
Impairment loss on receivables and contract assets		(2,800)	(384)
Operating loss		(890,077)	(852,910)
Net foreign exchange gain/(loss)		5,629	(24,489)
Interest income		74,946	98,506
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	25	23,154	(5,909)
Finance costs	7	(3,292)	(5,089)
Loss before taxation		(789,640)	(789,891)
Income tax	8	(1,877)	141
Loss for the period		(791,517)	(789,750)
Loss attributable to shareholders of the Company		(791,517)	(789,750)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	9(a)(ii)	(0.87)	(0.79)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of RMB)

		For the six months ended
		June 30,
	Note	2025	2026
		RMB’000	RMB’000
Loss for the period		(791,517)	(789,750)
Other comprehensive income for the period (net of nil tax):
Items that will not be reclassified to profit or loss:
–Exchange differences on translation of financial statements of foreign operations		(29,075)	(153,164)
Items that will be reclassified to profit or loss:
–Exchange differences on translation of financial statements of foreign operations		—	(18,942)
Other comprehensive income for the period		(29,075)	(172,106)
Total comprehensive income for the period		(820,592)	(961,856)
Total comprehensive income attributable to shareholders of the Company		(820,592)	(961,856)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of RMB)

		As of December 31,	As of June 30,
	Note	2025	2026
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	10	378,769	573,233
Right-of-use assets	11	65,870	139,560
Intangible assets		17,966	16,426
Goodwill		44,758	44,758
Restricted cash–non-current	12	6,487	10,988
Financial assets at FVTPL–non-current	17	188,083	252,411
Other non-current assets	16	23,668	89,964
		725,601	1,127,340
Current assets
Inventories	13	321,021	439,112
Contract assets	14(a)	23,305	23,964
Trade receivables	15	462,135	455,765
Prepayments and other receivables	15	269,986	303,486
Prepayments to and amounts due from related parties	27(c)	9,010	18,217
Financial assets at FVTPL – current	17	144,252	2,293
Time deposits	18	301,401	1,099,805
Cash and cash equivalents	18	6,666,304	4,275,014
Restricted cash – current	12	12,910	10,420
		8,210,324	6,628,076
Total assets		8,935,925	7,755,416
EQUITY
Class A ordinary shares	23(a)	69	69
Class B ordinary shares	23(a)	4	4
Share premium		14,962,531	14,985,114
Treasury shares	23(b)	—	(684,809)
Reserves	23(c)	3,223,822	3,170,926
Accumulated losses	23(c)	(10,286,252)	(11,076,002)
Total equity		7,900,174	6,395,302

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of RMB)

		As of December 31,	As of June 30,
	Note	2025	2026
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities–non-current		23,241	95,397
Deferred tax liabilities		3,489	2,991
Other non-current liabilities	20	7,720	24,994
		34,450	123,382
Current liabilities
Short-term bank loans	22	324,263	485,047
Trade payables	21	163,000	243,563
Other payables, deposits received and accrued expenses	21	408,357	385,088
Contract liabilities	14(b)	28,512	48,053
Lease liabilities–current		31,920	35,390
Amounts due to related parties	27(c)	1,949	7,910
Put option liabilities	19	43,300	31,681
		1,001,301	1,236,732
Net current assets		7,209,023	5,391,344
Total liabilities		1,035,751	1,360,114
Total equity and liabilities		8,935,925	7,755,416

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of RMB)

		Class A	Class B		Share-based
		ordinary	ordinary	Share	compensation	Translation	Other	Accumulated	Total
	Note	shares	shares	premium	reserve	reserve	reserves	losses	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2025		54	4	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	7,066,019
Changes in equity for the six months ended June 30, 2025
Loss for the period		—	—	—	—	—	—	(791,517)	(791,517)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	(29,075)	—	—	(29,075)
Total comprehensive income		—	—	—	—	(29,075)	—	(791,517)	(820,592)
Share-based compensation expenses	6(i)	—	—	—	219,522	—	—	—	219,522
Issuance of Class A ordinary shares to settle vested RSUs		3	—	(3)	—	—	—	—	—
Class A ordinary shares issued to depositary bank		4	—	(4)	—	—	—	—	—
Issuance of Class A ordinary shares for exercise of share options		1	—	49,652	—	—	—	—	49,653
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs		—	—	—	(50,846)	—	—	—	(50,846)
Surrender of Class A ordinary shares		*	—	*	—	—	—	—	—
		8	—	49,645	168,676	—	—	—	218,329
Balance as of June 30, 2025		62	4	12,800,243	2,292,826	(225,358)	1,018,848	(9,422,869)	6,463,756
*	Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of RMB)

		Class A	Class B			Share-based
		ordinary	ordinary	Share	Treasury	compensation	Translation	Other	Accumulated	Total
	Note	shares	shares	premium	shares	reserve	reserve	reserves	losses	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 23(a)	Note 23(a)	Note 23(a)	Note 23(b)	Note 23(c)(i)	Note 23(c)(ii)	Note 23(c) (iii)
Balance as of January 1, 2026		69	4	14,962,531	—	2,523,287	(318,313)	1,018,848	(10,286,252)	7,900,174
Changes in equity for the six months ended June 30, 2026
Loss for the period		—	—	—	—	—	—	—	(789,750)	(789,750)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	(172,106)	—	—	(172,106)
Total comprehensive loss		—	—	—	—	—	(172,106)	—	(789,750)	(961,856)
Share-based compensation expenses	6(i)	—	—	—	—	119,210	—	—	—	119,210
Issuance of Class A ordinary shares for exercise of share options	23(a)(ii)	—	—	22,583	—	—	—	—	—	22,583
Repurchase of Class A ordinary shares	23(b)	—	—	—	(684,809)	—	—	—	—	(684,809)
		—	—	22,583	(684,809)	119,210	—	—	—	(543,016)
Balance as of June 30, 2026		69	4	14,985,114	(684,809)	2,642,497	(490,419)	1,018,848	(11,076,002)	6,395,302

*Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of RMB)

		For the six months
		ended June 30,
	Note	2025	2026
		RMB’000	RMB’000
Operating activities
Cash used in operations		(659,448)	(715,320)
Income tax paid		(3,948)	(357)
Net cash used in operating activities		(663,396)	(715,677)
Investing activities
Payments for purchase of property and equipment		(134,354)	(235,442)
Payments for purchase of intangible assets		(117)	(808)
Proceeds from disposal of property, equipment and intangible assets		1,439	9,996
Purchase of time deposits		(100,000)	(901,655)
Proceeds from maturity of time deposits		468,569	101,650
Payments for purchase of financial assets at FVTPL	25	(37,281)	(109,863)
Proceeds from sales of financial assets at FVTPL	25	1,714	175,387
Payments for purchase of financial assets measured at amortized cost		—	(61,448)
Proceeds from sales of financial assets measured at amortized cost		—	61,568
Payment for loans to employees		(359)	—
Proceeds from collection of loans to employees		19,088	—
Net cash generated from/(used in) investing activities		218,699	(960,615)
Financing activities
Payment of capital element of lease liabilities		(26,810)	(24,578)
Payment of interest element of lease liabilities		(1,660)	(1,330)
Payment of listing expenses		(10,762)	—
Proceeds from issuance of ordinary shares for exercise of option	23(a)(ii)	25,534	20,995
Payment of withholding tax arising from the settlement of vested RSUs		(50,846)	—
Payment of repurchase of Class A ordinary shares	23(b)	—	(684,809)
Proceeds from bank loans		72,223	224,636
Repayment of bank loans		(2,500)	(63,900)
Payment of interests of bank loans		(1,280)	(3,711)
Repayment of put option liabilities	19	—	(11,619)
Net cash generated from/(used in) financing activities		3,899	(544,316)
Net decrease in cash and cash equivalents		(440,798)	(2,220,608)
Cash and cash equivalents as of January 1	18	4,268,300	6,666,304
Effect of foreign exchange rate changes		8,635	(170,682)
Cash and cash equivalents as of June 30	18	3,836,137	4,275,014

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated)

1GENERAL INFORMATION AND BASIS OF PREPARATION AND PRESENTATION

(a)	General information

WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering (“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares.

On November 6, 2025, the Company completed its global offering (“Global Offering”), including the Hong Kong Public Offering and the International Offering, on The Stock Exchange of Hong Kong Limited (“HKEX”).

The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services.

(b)	Basis of preparation and presentation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on HKEX, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorized for issue on August 12, 2026.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2025 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2026 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2025 annual financial statements. The condensed consolidated interim financial statements and the accompanying notes do not include all of the information required for a full set of financial statements prepared in accordance with IFRS Accounting Standards.

The interim financial report is unaudited but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA.

2	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of amendments to IFRS Accounting Standards that are first effective for the current accounting period. Of these, only the followings are relevant to the Group’s financial statements and the Group has applied these amendments to these condensed consolidated financial statements for the current accounting period:

●	Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments
●	Annual improvements to IFRS Accounting Standards-Volume 11

None of these developments have had a material effect on how the Group’s results and financial position for the current accounting period have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

3SEGMENT REPORTING

For the purpose of resources allocation and performance assessment, the chief operating decision maker (“CODM”) reviews the overall results and financial position of the Group as a whole. Accordingly, the Group has only one operating segment and no further discrete financial information nor analysis of this single segment is presented.

Geographic information

Disaggregation of revenue from contracts with customers is as follows:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Chinese Mainland	152,686	226,558
Overseas regions	46,929	119,299
	199,615	345,857

4REVENUE

The principal activities of the Group are: (i) L4 business, representing the sales of autonomous driving vehicles and the provision of autonomous driving-related operational and technical support services; and (ii) other businesses, including (a) L2++/L3 business, representing ADAS research and development (“R&D”) services and (b) AI infrastructure business, mainly representing intelligent data services.

(i)	Disaggregation of revenue

The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by major business lines:

	For the six months ended
	June 30,
	2025	2026
	RMB’000	RMB’000
Disaggregated by major business lines:
L4 business	123,932	179,475
Other businesses	75,683	166,382
	199,615	345,857

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

4REVENUE (CONTINUED)

Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows:

	For the six months ended
	June 30,
	2025	2026
	RMB’000	RMB’000
Disaggregated by major products or service lines:
Autonomous driving-related operational and technical support services	54,651	66,692
Other technology services	75,683	166,382
Provision of services	130,334	233,074
Sales of autonomous driving vehicles	69,281	112,783
Total	199,615	345,857
Timing of revenue recognition
Point in time	73,335	162,517
Over time	126,280	183,340
	199,615	345,857

The major customers, which individually contributed more than 10% of total revenue of the Group for the six months ended June 30, 2025 and 2026 are as follows:

	For the six months ended
	June 30,
	2025	2026
Customer A	17%	10%
Customer B	13%	*
*	represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for the respective period.

5OTHER NET INCOME

	For the six months
	ended June 30,
	2025	2026
	RMB’000	RMB’000
Government grants	450	9,811
Net loss on disposal of non-current assets	(109)	(123)
Individual income tax handling fee refund	2,692	6,429
Others	(12)	6,495
	3,021	22,612

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

6EXPENSES BY NATURE

	For the six months
	ended June 30,
	2025	2026
	RMB’000	RMB’000
Payroll and employee benefits (Note 6(i))	693,153	699,775
Cost of inventories (Note 13(b))	35,461	67,361
Depreciation and amortization (Note 6(ii))	73,027	117,813
Professional services fee	73,656	41,079
Service fee from a related party (Note 27(b))	32,379	41,920
Outsourcing service fee	61,734	105,314
Utilities and property management fee	24,823	28,795
Listing expense relating to the Global Offering	29,068	—
Others	66,612	118,938
Total cost of revenue, research and development expenses, administrative expenses and selling expenses	1,089,913	1,220,995
Notes:
(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	445,452	541,977
Contributions to defined contribution retirement plan	28,179	38,588
Share-based compensation expenses (Note 24)	219,522	119,210
	693,153	699,775
(ii) Depreciation and amortization:
Property and equipment	45,372	88,708
Right-of-use assets	25,417	26,759
Intangible assets	2,238	2,346
	73,027	117,813

7FINANCE COSTS

	For the six months ended
	June 30,
	2025	2026
	RMB’000	RMB’000
Interest on bank loans	1,307	3,759
Interest on lease liabilities	1,660	1,330
Changes in the carrying amount of put option liabilities	325	—
	3,292	5,089

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

8INCOME TAX

The Group provided income tax expense of RMB1.9 million for the six months ended June 30, 2025, and income tax benefit of RMB0.1 million for the six months ended June 30, 2026, of which the deferred income tax benefits amounting to RMB0.5 million was recognized as a result of reversal of deferred tax liabilities, and current income tax expenses amounting to RMB0.4 million, respectively. Current income tax expenses represented withholding tax levied at 10% on interest income earned by the Company and its subsidiary in Hong Kong from banks located in Chinese Mainland, and withholding tax levied at 30% on interest income earned by the Company from banks located in the U.S., which are non-PRC or non-U.S. residents according to the relevant rules and regulations of the Chinese Mainland or the U.S.

9LOSS PER CLASS A AND CLASS B ORDINARY SHARE

(a)Basic loss per Class A and Class B ordinary share

The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.

Holders of the Class A and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In respect of matters requiring the votes of shareholders, before March 13, 2026, the holder of Class B ordinary shares was entitled to 40 votes per share, while the holders of Class A ordinary shares were entitled to one vote per share. On March 13, 2026, the Extraordinary General Meeting approved the amendment of voting rights of Class B ordinary shares to 10 votes per share.

(i)	Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share

	For the six months ended
	June 30,
	2025	2026
	Number of	Number of
	shares	shares
	(in ‘000)	(in ‘000)
Issued Class A and Class B ordinary shares as of January 1	826,214	999,268
Effect of ordinary shares issued	30,191	2,239
Effect of Class A ordinary shares surrendered	*	—
Effect of ordinary shares deemed to be in issue	50,451	14,118
Effect of repurchase of Class A ordinary shares	—	(14,544)
Weighted average number of Class A and Class B ordinary shares for the period	906,856	1,001,081

* Represents shares less than 1,000.

Note:

(i)	The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees.

(ii)Calculations of basic loss per Class A and Class B ordinary share

	For the six months ended
	June 30,
	2025	2026
Loss attributable to shareholders of the Company (in RMB’000)	(791,517)	(789,750)
Weighted average number of Class A and Class B ordinary shares for the period (in ‘000)	906,856	1,001,081
Basic loss per Class A and Class B ordinary share (in RMB)	(0.87)	(0.79)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

9LOSS PER CLASS A AND CLASS B ORDINARY SHARE (CONTINUED)

(b)Diluted loss per Class A and Class B ordinary share

There was no difference between basic and diluted loss per Class A and Class B ordinary share for the six months ended June 30, 2025 and 2026 due to the anti-dilutive effects of the share options (Note 24(a)).

10PROPERTY AND EQUIPMENT

For the six months ended June 30, 2026, the Group incurred capital expenditure on property and equipment with a cost of RMB221.7 million (six months ended June 30, 2025: RMB122.0 million). Items of property and equipment with a net book value of RMB13.6 million were disposed of for the six months ended June 30, 2026 (six months ended June 30, 2025: RMB1.4 million).

11RIGHT-OF-USE ASSETS

For the six months ended June 30, 2026, the Group entered into new lease agreements for its offices and parking space and recognized RMB105.5 million addition to right-of-use assets (six months ended June 30, 2025: RMB27.9 million).

12RESTRICTED CASH

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Non-Current
Deposits for renting office (Note (i))	—	7,001
Deposits for letter of guarantee	6,487	3,987
	6,487	10,988
Current
Deposits for renting office (Note (i))	6,488	—
Deposits for letter of guarantee and credit cards	6,422	10,420
	12,910	10,420

Note:

(i)	Deposits for renting office represent cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.

13INVENTORIES

(a) Inventories comprise:

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Production supplies	72,840	127,965
Work in progress (Note (i))	248,181	311,147
	321,021	439,112

Note:

(i)Work in progress represents vehicles in the process of deployment for sale.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

13INVENTORIES (CONTINUED)

(b)	The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
Carrying amounts of inventories sold	34,070	64,484
Write-down of inventories	1,391	2,877
	35,461	67,361

14CONTRACT ASSETS AND CONTRACT LIABILITIES

(a) Contract assets

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Contract assets
Arising from sales of autonomous driving vehicles	21,251	21,449
Arising from provision of services	25,964	26,010
Less: loss allowance	(23,910)	(23,495)
	23,305	23,964

All of the amounts are expected to be recovered within one year from the end of each of the reporting year/period.

(b) Contract liabilities

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Contract liabilities
–Billings in advance of performance	10,843	23,398
–Billings in advance of goods transferred	17,669	24,655
	28,512	48,053

The amount of RMB14.2 million included in contract liabilities as of December 31, 2025 was recognized as revenue for the six months ended June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

15TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Trade receivables	531,930	521,823
Less: loss allowance	(69,795)	(66,058)
Trade receivables, net of loss allowance	462,135	455,765
Receivables from payments made on behalf of customers, net of allowance	19,593	9,855
Other receivables	19,593	9,855
Trade and other receivables at amortized cost	481,728	465,620
Prepayments to suppliers	109,584	102,822
Refundable value-added tax	106,946	156,671
Others	33,863	34,138
Prepayments and others	250,393	293,631
Prepayments and other receivables	269,986	303,486

All of the trade and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are normally due within 30 to 90 days from the invoice date.

Aging analysis

Aging analysis of trade receivables based on the invoice date is as follows:

	As of	As of
	December 31,	June 30,
	2025	2026
	RMB’000	RMB’000
Within 1 year	378,383	410,340
More than 1 year	153,547	111,483
	531,930	521,823

16OTHER NON-CURRENT ASSETS

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Renting deposit receivables-non-current	9,358	22,196
Prepayment for property and equipment	14,310	67,768
	23,668	89,964

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

17FINANCIAL ASSETS AT FVTPL

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000

Non-current
– Investment in a listed company (Note (i))	36,774	23,015
– Investment in private funds (Note (ii))	151,309	229,396
	188,083	252,411
Current
– Non-equity investments (Note (iii))	144,252	2,293
	144,252	2,293
	332,335	254,704

Notes:

(i)	In 2024, the Company purchased 4,416,000 ordinary shares of a listed company with a total consideration of US$20.0 million, or US$4.53 per share. The investment was initially recorded at US$20.0 million (equivalent to RMB138.7 million) and subsequently measured at fair value. The Company recognized a loss of US$ 1.9 million (equivalent to RMB12.8 million) relating to this investment in fair value changes for the six months ended June 30, 2026.
(ii)	In 2025, the Group invested in two private funds in Chinese Mainland with total consideration of RMB81.9 million and one overseas private fund with consideration of US$10.0 million (equivalent to RMB70.3 million), respectively. In January 2026, the Group further invested in the two private funds in Chinese Mainland with additional injection of RMB11.5 million and RMB43.1 million, respectively, and invested another new overseas private fund, with total consideration of US$2.9 million (equivalent to RMB20.0 million). The Group did not have any control over these funds and these investments were measured at fair value with changes recorded through profit or loss, which was inconsequential for the six months ended June 30, 2026.
(iii)	The non-equity investments represent wealth management products issued by banks with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds and money market funds. These financial assets are measured at fair value with changes recorded through profit or loss.

Please see more information about the fair value valuation in Note 25.

18CASH, CASH EQUIVALENTS AND TIME DEPOSITS

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000

Cash and cash equivalents	6,666,304	4,275,014
Time deposits	301,401	1,099,805

RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. The Group’s time deposits are denominated in USD or RMB and are deposited with banks and other financial institutions in Chinese Mainland and overseas.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

19PUT OPTION LIABILITIES

In July 2019, WeRide Hong Kong Ltd. (“WeRide HK”) and Guangzhou Jingqi Technology Co., Ltd. entered into an agreement with two investors. Pursuant to the agreement, 1) WeRide HK, Guangzhou Jingqi and the investors together established a new company, Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd. (“Wenyuan Yuexing”) in which the Group has control; 2) the investors injected capital of RMB36.0 million and RMB28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively; and 3) the investors have the right to require the Group to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require the Group to pay any shortfall if their investment return falls below 10% of the original injection amount, if Wenyuan Yuexing cannot complete an initial public offering before August 2025. Based on negotiation between the Group and one of the investors, the Group redeemed 15% and 5% equity interest from one of the investors in September 2021 and April 2026, respectively.

The movements of the put option liabilities during the period presented are set out as below:

	For the six months ended June 30,
	2025	2026
	RMB’000	RMB’000
As of January 1	41,099	43,300
Changes in carrying amount (Note 7)	325	—
Repayment for put option liabilities	—	(11,619)
As of June 30	41,424	31,681

20OTHER NON-CURRENT LIABILITIES

	As of	As of
	December 31,	June 30,
	2025	2026
	RMB’000	RMB’000
Government grants received with conditions	7,720	24,994

The Group was awarded grants from governments with conditions attached in the next few years. The government grants with conditions expected to be satisfied in more than one year are presented as non-current liabilities, which will be released to other income in the consolidated statement of profit or loss when the conditions attached are satisfied.

21TRADE AND OTHER PAYABLES, DEPOSITS RECEIVED AND ACCRUED EXPENSES

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Trade payables	163,000	243,563

Government grants received with conditions*	192,019	189,269
Accrued payroll and social insurance	118,413	112,414
Payables for professional services	49,413	19,646
Taxes payable and others	48,512	63,759
Total other payables, deposits received and accrued expenses	408,357	385,088
Trade and other payables, deposits received and accrued expenses	571,357	628,651
*	The current portion of government grants received with conditions mainly represents the grants received with certain requirements of operation performance and tax contribution in a specified region.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

21TRADE AND OTHER PAYABLES, DEPOSITS RECEIVED AND ACCRUED EXPENSES (CONTINUED)

Aging analysis

The aging analysis of trade payables based on the invoice date, is as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Within 1 year	154,930	234,824
More than 1 year	8,070	8,739
	163,000	243,563

As of December 31, 2025 and June 30, 2026, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 and 60 days.

22BANK LOANS

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Current
– Short-term bank loans (Note (i))	324,263	485,047

Note:

(i)	As of June 30, 2026, the Group had outstanding one-year short-term loans with total principal amount and accrued interest of RMB485.0 million, bearing interest rates varying from 2.11% to 2.21% per annum. As of June 30, 2026, certain patents held by the Group were pledged for certain bank loans with total principal amount of RMB130.0 million.

23CAPITAL AND RESERVES

(a)	Share capital and share premium

As of June 30, 2026, analysis of the Company’s issued shares was as follows:

	Number of	Share capital of	Number of	Share capital of
	Class A	Class A	Class B	Class B
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
		RMB’000		RMB’000
As of January 1/June 30, 2026	972,508,041	69	54,814,423	4

Notes:

(i)	For the six months ended June 30, 2026, the Company used 1,915,725 Class A ordinary shares to settle vested RSUs held by certain employees, with par value of US$0.00001 each, all of which were used from the 75,000,000 Class A ordinary shares issued to the share depositary bank.
(ii)	For the six months ended June 30, 2026, the Company used 3,850,311 Class A ordinary shares for the exercise of vested share options held by certain employees, with par value of US$0.00001 each, all of which were used from the 75,000,000 Class A ordinary shares issued to the share depositary bank. The Company received proceeds amounting to RMB21.0 million from issuance of Class A ordinary shares for the exercise of vested share options.
(iii)	In 2025, the Company issued 75,000,000 Class A ordinary shares to its share depositary bank to be used for the settlement of vested RSUs and exercise of vested share options, which were recorded as treasury shares. These shares have been excluded from the computation of loss per ordinary share until they are used for the settlement of vested RSUs and exercise of vested share options. No consideration was received by the Company for this issuance of ordinary shares. As of June 30, 2026, 34,788,501 and 17,922,804 Class A ordinary shares had been used for the aforesaid settlement of vested RSUs and exercise of vested share options, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

23CAPITAL AND RESERVES (CONTINUED)

(b)	Treasury shares

On March 23, 2026, the Board of Directors authorized a share repurchase program (the “2026 Share Repurchase Program”), under which the Company may repurchase up to US$100 million of its Class A ordinary shares (including in the form of ADS) over the next 12 months.

For the six months ended June 30, 2026, the Company repurchased 13,006,299 and 27,447,800 Class A ordinary shares from the Nasdaq Stock Market and HKEX at market prices, respectively. The repurchase consideration was settled in USD or HKD, equalling RMB684.8 million, which was recorded as treasury shares.

As of June 30, 2026, the number of Class A ordinary shares reserved for the settlement of vested RSUs and exercise of vested share options, as mentioned in note 23(a) (iii), was 22,288,695.

(c)	Nature and purpose of reserves

The movement of reserves and accumulated losses of the Group was set out as below:

	Share-based
	compensation	Translation	Other	Accumulated
	reserve	reserve	reserves	losses
	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2026	2,523,287	(318,313)	1,018,848	(10,286,252)
Loss for the period	—	—	—	(789,750)
Foreign currency translation adjustment, net of nil income taxes	—	(172,106)	—	—
Share-based compensation expenses	119,210	—	—	—

As of June 30, 2026	2,642,497	(490,419)	1,018,848	(11,076,002)

(i)Share-based compensation reserve

The share-based compensation reserve represents the portion of the grant date fair value of share options or restricted share units granted to the key management officers, employees and non-employees that has been recognized as share-based compensation expenses.

(ii)Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)Other reserves

Other reserves represent the differences arising from the exercise of warrant liabilities measured at FVTPL to convertible redeemable preferred shares which are measured at present value of redemption amounts or non-redeemable preferred shares which are classified as equity, before the Company’s IPO.

(d)	Dividends

No dividends have been declared or paid by the Company or the companies comprising the Group to its shareholders for the six months ended June 30, 2025 and 2026, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

24SHARE-BASED COMPENSATION ARRANGEMENTS

2018 Share Plan

In June 2018, the Board of Directors of the Company approved and adopted the 2018 Share Plan, under which the Company reserves 311,125,716 shares to grant share options or restricted share units for officers, directors, employees and non-employees.

(a)Share options

Share options granted under the 2018 Share Plan are generally subject to a time-based requirement of up to a four-year service schedule. All the share options granted under the 2018 Share Plan have a contractual term of ten years.

Share options’ activities for the six months ended June 30, 2026 were summarized as follows:

	Weighted average
	exercise price	Number of options
	USD
Outstanding as of January 1, 2026	1.3	95,160,657
Expired	1.1	(8,065)
Forfeited	1.2	(399,903)
Exercised	0.8	(3,850,311)
Outstanding as of June 30, 2026	1.3	90,902,378
Exercisable as of June 30, 2026	1.3	86,429,269

The share options outstanding as of June 30, 2026 had weighted average remaining contractual life of 6.0 years.

(b)Restricted share units

Restricted share units granted under the 2018 Share Plan have a contractual term of seven years with varying time-based requirement of service period up to four years and a requirement of the closing of an IPO of the Company. No cash consideration is required of the recipient in connection with the grant of restricted share units.

Restricted share units’ activities for the six months ended June 30, 2026 were summarized as follows:

Number of
restricted
share units
Outstanding as of January 1, 2026	22,413,960
Forfeited	(1,388,733)
Vested	(1,931,136)
Outstanding as of June 30, 2026	19,094,091

The restricted share units outstanding as of June 30, 2026 had weighted average remaining contractual life of 5.6 years.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

24SHARE-BASED COMPENSATION ARRANGEMENTS (CONTINUED)

2026 Share Plan

On March 13, 2026, the Board of Directors of the Company approved and adopted the 2026 Share Plan to attract, incentivize and retain employees, directors and consultants through the grant of share options or restricted share units. The maximum number of shares (including treasury shares) which may be issued or transferred under the plan shall not exceed 10% of the total issued and outstanding ordinary shares of the Company on March 13, 2026. The share options and restricted share units granted under the 2026 Share Plan are generally subject to a time-based requirement of service schedule varying from four to five years, and all the share options and restricted share units granted under the 2026 Share Plan have a contractual term of ten years.

Restricted share units’ activities for the six months ended June 30, 2026 were summarized as follows:

Number of
restricted
share units
Outstanding as of January 1, 2026	—
Granted	8,509,529
Forfeited	(822,300)
Vested	(417)
Outstanding as of June 30, 2026	7,686,812

The restricted share units outstanding as of June 30, 2026 had weighted average remaining contractual life of 9.6 years.

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statement of profit or loss for the aforementioned share options and restricted share units granted was RMB119.2 million for the six months ended June 30, 2026.

25FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

•Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of June 30, 2026:

	As of June 30, 2026
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	254,704	23,015	2,293	229,396

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

25FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

For the periods presented, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the periods presented in which they occur.

Financial instruments in level 2

Financial assets at FVTPL in Level 2

The fair value of the financial assets in Level 2 is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each period presented.

Financial assets at FVTPL in Level 2 consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Aggregate cost basis	82,323	2,293
Gross unrealized holding gain	61,929	—
Aggregate fair value	144,252	2,293

The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the reporting period presented:

	For the six months ended June 30, 2026
	January 1,			Included in		June 30,
	2026	Purchase	Sell	earnings	FX impact	2026
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	144,252	35,001	(175,387)	1,171	(2,744)	2,293

Financial instruments in level 3

Financial assets at FVTPL in Level 3

Financial instruments in level 3 assets at FVTPL represented equity investments in unlisted private funds. The fair values of the private funds in Chinese Mainland and one of the overseas private funds are determined by using the recent transaction approach, under which, the significant unobservable input is recent transaction prices. The fair value changes for these funds were inconsequential for the six months ended June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

25FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (Continued)

The fair value of the other overseas private fund is determined based on the net asset values of the investments in unlisted private funds reported to the limited partners by the general partners at the end of the reporting period. The quantitative information of the significant unobservable input and description of valuation techniques used in Level 3 fair value measurement for the overseas fund, including the description of the sensitivity to changes in unobservable inputs for recurring Level 3 fair value measurements, are as follows:

Sensitivity of
				Range	fair value
				(weighted	to changes in
	Fair value as of	Valuation	Unobservable	average,	unobservable
Description	June 30, 2026	techniques	input	if applicable)	inputs
	RMB’000				RMB’000
Financial assets measured at FVTPL
– Investments in private funds	72,863	Net asset value approach	Net asset value	+/- 5%	3,643

The table below reflects the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the period presented:

	For the six months ended June 30, 2026
	January 1,			Included in		June 30,
	2026	Purchase	Sell	earnings	FX impact	2026
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	151,309	74,862	—	5,699	(2,474)	229,396

(i)Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values as of December 31, 2025 and June 30, 2026, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

26COMMITMENTS

Commitments not provided for in the financial statements are as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB’000	RMB’000
Contracted for purchase of inventories (Note (i))	39,795	30,721
Contracted for purchase of services (Note (ii))	216,807	216,807
Contracted for capital investments (Note (iii))	20,520	9,000
	277,122	256,528

As of June 30, 2026, the Group had entered into the following commitment agreements:

(i)	A vehicle purchase agreement with a Chinese manufacturer, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB100.3 million in 2024. As of June 30, 2026, the Group has paid RMB78.1 million under this vehicle purchase agreement. The Group is in the process of negotiating with the manufacturer to extend the term to purchase vehicles under the agreement.

Another vehicle purchase agreement with another Chinese manufacturer, specializing in the development, production and sale of buses, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of June 30, 2026, the Group has paid RMB24.3 million under this vehicle purchase agreement.

(ii)	A research and development service agreement with another Chinese manufacturer, pursuant to which the Group committed to purchase research and development services from the manufacturer with an aggregated purchase consideration of RMB216.8 million in 2024 and 2025. As of June 30, 2026, the research and development services have not started and no consideration has been paid yet.
(iii)	As of June 30, 2026, the Group had aggregated capital expenditure commitments amounting to RMB9.0 million. In January 2026, the Group injected RMB11.5 million to one investee.

27MATERIAL RELATED PARTY TRANSACTIONS

(a)Name and relationship with related parties

Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Chairman, Executive Director and CEO
Dr. Yan Li	Co-founder, Executive Director and Chief Technology Officer
Dr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer and Head of International
Mr. Qingxiong Yang	Vice President
Mr. Jean-François Salles	Non-Executive Director
Mr. Ichijo Futakawa (appointed on April 21, 2026)	Non-Executive Director
Mr. David Zhang (張彤)	Independent Director
Ms. Huiping Yan	Independent Director
Dr. Tony Fan-cheong Chan	Independent Director
Mr. Grégoire de Franqueville (resigned on March 5, 2025)	Former Non-Executive Director
Mr. Takao Asami (resigned on March 24, 2025)	Former Non-Executive Director
Mr. Kazuhiro Doi (resigned on March 31, 2026)	Former Non-Executive Director
Alliance Automotive R&D (Shanghai) Co., Ltd., Alliance Ventures, B.V. and Nissan Mobility Service Co., Ltd. (collectively “Alliance affiliates”)	Affiliates of a shareholder
Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (collectively “Yuji affiliates”)	Entity controlled by a close family member of Dr. Tony Xu Han

(b)Other transactions with related parties

In addition to the transactions disclosed elsewhere in this report, the Group entered into the following continuing material related party transactions during the periods presented:

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

27MATERIAL RELATED PARTY TRANSACTIONS (CONTINUED)

	For the six months ended
	June 30,
	2025	2026
	RMB’000	RMB’000
Sales of goods to:
Alliance affiliates	—	1,445

Service rendered to:
Alliance affiliates	6,058	5,320

Purchases of services from:
Yuji affiliates	32,379	41,920

Payments made on behalf of customers to:
Yuji affiliates	2,734	—

Disposal of property and equipment to:
Yuji affiliates	1,431	—

(c) Balances with related parties

	As of December 31,	As of June 30,
	2025	2026
	RMB’000	RMB’000
Trade related
Trade receivables from:
Alliance affiliates	590	4,369
Less: loss allowance	(16)	(95)
Trade receivables, net of loss allowance	574	4,274
Prepayments to:
Yuji affiliates	8,436	13,943
Prepayments to and amounts due from related parties	9,010	18,217
Trade related
Amounts due to related parties
Yuji affiliates	1,949	7,910
	1,949	7,910

As of December 31, 2025 and June 30, 2026, amounts due from related parties are unsecured, interest-free and repayable on demand.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of RMB, unless otherwise indicated) (Continued)

28ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE FOR THE SIX MONTHS ENDED JUNE 30, 2026

A number of amendments and new standards are not yet mandatory for annual periods beginning January 1, 2026. Earlier application is permitted; however, the Group has not early adopted any new or amended standards in preparing this interim financial report.

The following updates the information provided in the last annual financial statements about the possible impacts of IFRS 18 which may have a significant impact on the Group’s consolidated financial statements when adopted.

IFRS 18, Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of financial statements and aims to improve the transparency and comparability of information about an entity’s financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively.

Among other changes, under IFRS 18, entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to provide specific disclosures about management-defined performance measures in a single note in the financial statements.

The Group does not plan to early adopt IFRS 18. IFRS 18 will impact the presentation of financial statements and is not expected to have a significant impact on the financial performance and position of the Group.

29SUBSEQUENT EVENTS

Management has considered subsequent events through August 12, 2026, and there are no significant events subsequent to June 30, 2026 which would materially affect the Group’s operation results and financial position.

DEFINITIONS

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

“2018 Share Plan”	the 2018 share plan adopted by the Company in June 2018 and amended and restated in July 2024

“2026 Share Plan”	the 2026 share plan adopted by the Company in March 2026

“ADS(s)”

American Depositary Share(s) issued by the Depositary pursuant to the deposit agreement in respect of the Class A Ordinary Shares, each ADS representing three Class A Ordinary Shares on deposit with the Custodian

“Articles” or “Articles of Association”	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders on March 13, 2026

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

“BVI”	the British Virgin Islands

“Cayman Companies Act”	the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time

“CEO”	the chief executive officer of the Group

“CFO”	the chief financial officer of the Group

“China,” “Chinese Mainland” or “PRC”

the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”

class A ordinary share(s) in the share capital of the Company with a nominal value of US$0.00001 each, conferring a holder one vote per Class A Ordinary Share on any resolution tabled at our Company’s general meetings

“Class B Ordinary Share(s)”

class B ordinary share(s) in the share capital of the Company with a nominal value of US$0.00001 each, conferring weighted voting rights such that a holder is entitled to exercise ten votes per Class B Ordinary Share on any resolution tabled at our Company’s general meetings, save for resolutions with respect to the Reserved Matters where a holder shall be entitled to one vote per Class B Ordinary Share

“Company,” “we,” “us,” “our” or “WeRide”	WeRide Inc., an exempted company incorporated in the Cayman Islands with limited liability on March 13, 2017

“Compensation Committee”	the compensation committee of the Board

“Corporate Governance Code”	The Corporate Governance Code set out in Appendix C1 to the Listing Rules

“Corporate Governance Committee”	the corporate governance committee of the Board

“CTO”	the chief technology officer of the Group

“Custodian”	Deutsche Bank AG, Hong Kong Branch, which is appointed by the Depositary to hold our Class A Ordinary Shares deposited under the deposit agreement

“Depositary”	Deutsche Bank Trust Company Americas

“Director(s)”	the director(s) of the Company

“Dr. Han”	Dr. Tony Xu Han (韓旭), our founder, chairman of our Board, executive Director, and CEO

“Dr. Li”	Dr. Yan Li (李岩), our co-founder, executive Director, and CTO

“Global Offering”	the Hong Kong Public Offering and the International Offering as defined in the Prospectus

“Group,” “we,” “us” or “WeRide”	our Company and its subsidiaries from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Humber Partners”	Humber Partners Limited, a company incorporated in the BVI with limited liability on June 22, 2022 and wholly owned by Dr. Li

“IFRS” or “IFRS Accounting Standards”	IFRS Accounting Standards issued by the International Accounting Standards Board from time to time

“Latest Practicable Date”	August 31, 2026, being the latest practicable date prior to the publication of this interim report

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange

“Listing Date”	November 6, 2025, the date on which the Class A Ordinary Shares were listed and from which dealings therein were permitted to commence on the Hong Kong Stock Exchange

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules

“Nasdaq”	the Nasdaq Stock Market

“Nasdaq Listing Rules”	The Nasdaq Stock Market LLC Rules

“Nomination Committee”	the nomination committee of the Board

“Prospectus”	the prospectus of the Company dated October 28, 2025 in connection with the Global Offering

“R&D”	research and development

“Reporting Period”	the six months ended June 30, 2026

“Reserved Matters”

the matters the resolutions with respect to which each Share is entitled to one vote at general meetings of our Company, being: (i) changes to the Memorandum or Articles, (ii) variation of rights attached to any class of shares, (iii) the appointment or removal of any independent non-executive Director, (iv) the appointment or removal of auditors of our Company, and (v) the voluntary winding-up of our Company

“RMB”	Renminbi, the lawful currency of China

“SEC”	the United States Securities and Exchange Commission

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholder(s)”	holder(s) of the Share(s)

“Shares”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in section 15 of the Companies Ordinance

“substantial Shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“THL”	Tonyhan Limited, a company incorporated in the BVI with limited liability on May 10, 2017 and indirectly controlled by Dr. Han

“treasury Share(s)”	has the meaning ascribed to it under the Listing Rules

“Trident”	Trident Trust Company (South Dakota) Inc., the respective trustee of the Han Family Trust and the Li Family Trust

“UAE”	the United Arab Emirates

“U.S.”	the United States of America, its territories, possessions and all areas subject to its jurisdiction

“US$”	United States dollar, the lawful currency of the United States

“weighted voting right” or “WVR”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiaries” and each a “WVR Beneficiary”

has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, shall include Dr. Han and Dr. Li, being the beneficial owners of the Class B Ordinary Shares which carry weighted voting rights

“XHL”	Xu Han Limited, a company incorporated in the BVI with limited liability on June 22, 2022 and wholly owned by Dr. Han

“Yanli”	Yanli Holdings Limited, a company incorporated in the BVI with limited liability on May 11, 2017 and indirectly controlled by Dr. Li

“%”	per cent